UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of September 2011
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
Haikou, Hainan, People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes  ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________

On or about August 19, 2011, Jinpan International Limited (the "Registrant") caused a Notice of Annual Meeting (the "Notice") to be mailed to its shareholders of record.  The Notice contains instructions on how to access the following documents using the Internet:  (1) the proxy statement dated August 19, 2011 and (2) the 2010 Annual Report.  The proxy statement includes a letter from the Registrant's Chairman of the Board of Directors and Chief Executive Officer to the shareholders and the Notice of Annual Meeting.

The following documents, filed as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit No.	Description
1	Important Notice Regarding the Availability of Proxy Materials for the Jinpan International Limited Shareholders Meeting to be Held on September 29, 2011.
2	Notice of Annual Meeting and Proxy Statement dated August 19, 2011.
3	2010 Annual Report.
4	Proxy Cards.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  September 14, 2011

Exhibit No.	Description
1	Important Notice Regarding the Availability of Proxy Materials for the Jinpan International Limited Shareholders Meeting to be Held on September 29, 2011.
2	Notice of Annual Meeting and Proxy Statement dated August 19, 2011.
3	2010 Annual Report.
4	Proxy Cards.

Exhibit 1

Exhibit 2

Exhibit 3

Exhibit 4

IMPORTANT ANNUAL MEETING INFORMATION

000004

ENDORSEMENT_LINE______________ SACKPACK_____________

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

C 1234567890

Jinpan International Limited Shareholder Meeting Notice & Admission Ticket

1234 5678 9012 345

Important Notice Regarding the Availability of Proxy Materials for the Jinpan International Limited Shareholder Meeting to be Held on September 29, 2011.

The proxy materials for Jinpan International Limited's annual shareholders' meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The proxy statement and 2010 annual report to shareholders are available at:

www.envisionreports.com/JST

Easy Online Access — A Convenient Way to View Proxy Materials and Vote

When you go online to view materials, you can also vote your shares.

Step 1: Go to **www.envisionreports.com/JST** to view the materials.

Step 2: Click on **Cast Your Vote or Request Materials**.

Step 3: Follow the instructions on the screen to log in.

Step 4: Make your selection as instructed on each screen to select delivery preferences and vote.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials – If you want to receive a copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed on the reverse side on or before 10 calendar days before the meeting to facilitate timely delivery.

C O Y

01D7UB

Jinpan International Limited Shareholder Meeting Notice & Admission Ticket

Jinpan International Limited's Annual Meeting of Shareholders will be held on September 29, 2011 at No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone, Haikou, Hainan 570216, at 10:30 a.m. Beijing Time.

Upon arrival, please present this admission ticket and photo identification at the registration desk.

Proposals to be voted on at the meeting are listed below along with the Board of Directors' recommendations.

The Board of Directors recommends a vote FOR all nominees listed and FOR Proposal 2.

1. Election of Directors: Li Zhiyuan, Ling Xiangsheng, Stephan R. Clark, Donald S. Burris, Dr. Li-Wen Zhang, Dr. Cai Xu
2. To ratify the selection of Grant Thornton LLP as the Company's independent registered public accounting firm for 2011.
3. To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote online or by telephone or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you.

Here's how to order a copy of the proxy materials and select a future delivery preference:

Paper copies: Current and future paper delivery requests can be submitted via the telephone, Internet or email options below.

Email copies: Current and future email delivery requests must be submitted via the Internet following the instructions below. If you request an email copy of current materials you will receive an email with a link to the materials.

PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a set of proxy materials.

→ **Internet** – Go to **www.envisionreports.com/JST**. Click Cast Your Vote or Request Materials. Follow the instructions to log in and order a copy of the current meeting materials and submit your preference for email or paper delivery of future meeting materials.

→ **Telephone** – Call us free of charge at 1-866-641-4276 and follow the instructions to log in and order a paper copy of the materials by mail for the current meeting. You can also submit a preference to receive a paper copy for future meetings.

→ **Email** – Send email to investorvote@computershare.com with "Proxy Materials of Jinpan International Limited" in the subject line. Include in the message your full name and address, plus the number located in the shaded bar on the reverse, and state in the email that you want a paper copy of current meeting materials. You can also state your preference to receive a paper copy for future meetings.

To facilitate timely delivery, all requests for a paper copy of the proxy materials must be received by September 19, 2011.

JINPAN INTERNATIONAL LIMITED

c/o Hainan Jinpan Electric Company, Ltd.
No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone
Haikou, Hainan
People's Republic of China
Tel.: (86) 898-6681-1301

August 19, 2011

Dear Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders of Jinpan International Limited to be held at our principal executive offices located at No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone, Haikou, Hainan, People's Republic of China on Thursday, September 29, 2011 at 10:30 a.m., Beijing time. The matters to be acted upon at the meeting are set forth and described in the Notice of Annual Meeting and Proxy Statement which accompany this letter. We request that you read both of them carefully.

We hope that you plan to attend the meeting. However, if you are not able to join us, it is important that your shares be represented and voted at the meeting. Therefore, we urge you to exercise your right as a shareholder and vote your shares by (1) phone, (2) Internet, or (3) by requesting a printed copy of the proxy materials by mail, completing the vote instruction form and sending it back in the envelope provided. If you decide to attend the Annual Meeting, you will be able to vote in person, even if you have previously submitted your proxy.

On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in the affairs of Jinpan International Limited. I look forward to greeting as many of our shareholders as possible at the meeting.

Sincerely,

Li Zhiyuan
President, Chairman of the Board of Directors
and Chief Executive Officer

JINPAN INTERNATIONAL LIMITED

c/o Hainan Jinpan Electric Company, Ltd.
No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone
Haikou, Hainan
People's Republic of China

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 29, 2011

To the Shareholders of Jinpan International Limited:

NOTICE IS HEREBY GIVEN that the 2011 Annual Meeting of Shareholders (the "Meeting") of Jinpan International Limited (the "Company," "we," "us," or "our") will be held at our principal executive offices located at No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone, Haikou, Hainan People's Republic of China, on Thursday, September 29, 2011 at 10:30 a.m., Beijing time, to consider and act upon the following matters:

1. To elect six (6) directors to serve until the next annual meeting of shareholders and until their respective successors are elected and qualified;

2. To ratify the selection of Grant Thornton LLP as our independent registered public accounting firm for the 2011 fiscal year; and

3. To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Information regarding the matters to be acted upon at the Meeting is contained in the accompanying proxy statement.

The close of business on August 9, 2011 has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting or any adjournment or postponement thereof.

You are cordially invited to attend the Annual Meeting in person. To ensure that your vote is counted at the Annual Meeting, however, please vote as promptly as possible.

By Order of the Board of Directors

Li Zhiyuan
President, Chairman of the Board of Directors
and Chief Executive Officer

August 19, 2011

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting To Be Held on September 29, 2011.

The proxy statement and 2010 annual report to shareholders are available at
www.envisionreports.com/JST

YOUR VOTE IS IMPORTANT

Whether or not you expect to attend the meeting, we urge you to promptly vote your shares. Shareholders of record may do so by (1) telephone, (2) Internet, or (3) by requesting a printed copy of the proxy materials by mail, completing the vote instruction form and sending it back in the envelope provided. Have your Notice of Internet Availability of Proxy Materials (the "Notice") in front of you when voting by telephone or the Internet as it contains important information that is required to access the system. Submitting your proxy now will not prevent you from voting your stock at the meeting if you desire to do so, as your vote by proxy is revocable at your option. If you hold shares in "street name" through an institution, you may vote your shares by any method specified on the voting instruction form provided by or on behalf of the institution.

Voting by the Internet or telephone is fast, convenient, and your vote is immediately confirmed and tabulated. Most important, by using the Internet or telephone, you help us reduce postage and proxy tabulation costs. Or, if you prefer, you can vote by mail by requesting a printed copy of the proxy materials by mail, completing the vote instruction form and sending it back in the envelope provided. To request a printed copy of the proxy materials, see the instructions on the Notice or page 2 of the Proxy Statement.

PLEASE DO NOT RETURN A PROXY CARD IF YOU ARE VOTING OVER THE INTERNET OR BY TELEPHONE.

VOTE BY INTERNET	VOTE BY TELEPHONE
http://www.envisionreports.com/JST	**1-800-652-VOTE (8683) via touch tone phone**
24 hours a day / 7 days a week	toll-free 24 hours a day / 7 days a week
INSTRUCTIONS:	**INSTRUCTIONS:**
Read the accompanying Proxy Statement.	Read the accompanying Proxy Statement.
Go to the following website:	**Call toll-free 1-800-652-VOTE (8683).**
http://www.envisionreports.com/JST	Have your Notice in hand and follow the instructions.
Have your Notice in hand and follow the instructions. You can also register to receive all future shareholder communications electronically, instead of in print. This means that the annual report, Proxy Statement, and other correspondence will be delivered to you electronically via e-mail.	

JINPAN INTERNATIONAL LIMITED

c/o Hainan Jinpan Electric Company, Ltd.
No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone
Haikou, Hainan
People's Republic of China

PROXY STATEMENT

Why am I receiving these materials?

We have made these materials available to you on the Internet or, upon your request, we have delivered printed versions of these materials to you by mail, in connection with our solicitation of proxies for use at the Annual Meeting, to be held on Thursday, September 29, 2011 at 10:30 a.m., Beijing time, and at any postponement(s) or adjournment(s) thereof. These materials were first sent or given to the holders of common shares, par value $0.0045 per share, of Jinpan International Limited (the "Company") on or about August 19, 2011. You are invited to attend the Annual Meeting and are requested to vote on the proposals described in this Proxy Statement. The Annual Meeting will be held at our principal executive offices located at No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone, Haikou, Hainan People's Republic of China.

What is included in these materials?

These materials include:

- this Proxy Statement for the Annual Meeting; and
- our annual report for the year ended December 31, 2010.

If you requested printed versions of these materials by mail, these materials include a proxy card or vote instruction form for the Annual Meeting.

What items will be voted on at the Annual Meeting?

Shareholders will vote on the following items at the Annual Meeting:

- the election to the Board of the six nominees named in this Proxy Statement (Proposal No. 1);
- the ratification of the selection of Grant Thornton LLP as our independent registered public accounting firm for the 2011 fiscal year (Proposal No. 2); and
- the transaction of such other business as may properly come before the Meeting or any adjournment or postponement thereof.

What are the Board's voting recommendations?

The Board recommends that you vote your shares:

- "FOR" each of the nominees to the Board (Proposal No. 1); and
- "FOR" the ratification of the selection of Grant Thornton LLP (Proposal No. 2).

Where are the Company's principal executive offices located and what is the Company's main telephone number?

Our principal executive offices are located at No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone, Haikou, Hainan, People's Republic of China. The telephone number for our principal executive offices in Haikou is +86 898 6681 1301. The telephone number for our U.S, office is +1 201 460 8778.

Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

We have elected to provide access to its proxy materials via the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to our shareholders. All shareholders will have the ability to access the proxy materials on the website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. In addition, shareholders may request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis. We encourage shareholders to take advantage of the availability of the proxy materials on the Internet to help reduce the environmental impact of the annual meeting.

I share an address with another shareholder and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we are delivering a single copy of the Notice and, if applicable, this Proxy Statement, the annual report and a proxy card to multiple shareholders who share the same address unless we have received contrary instructions from one or more of the shareholders. This procedure reduces our printing costs, mailing costs and fees. Shareholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will deliver promptly a separate copy of this Proxy Statement and a proxy card to any shareholder at a shared address to which we delivered a single copy of any of these documents. Shareholders may request a separate copy by:

(1) *Via the Internet*. Going to www.envisionreports.com/JST, clicking on "Request Materials" and following the instructions to order a paper or e-mail copy of the current meeting materials;

(2) *By Telephone*. Calling 1-866-641-4276 (toll free), using a touch-tone phone and following the instructions provided to order a paper copy of the current meeting materials to be delivered by mail; or

(3) *By E-mail*. E-mailing investorvote@computershare.com with "Proxy Materials Jinpan International Limited" in the subject line. Include in the message the shareholder's full name and the physical or e-mail address to which the current meeting materials should be sent and state in the e-mail that the shareholder wants a paper or electronic copy, as applicable, of the current meeting materials.

To facilitate timely delivery, all requests for a paper copy of the proxy materials must be received at least 10 days before the meeting.

Shareholders who hold shares in "street name" (as described below) may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

How can I get electronic access to the proxy materials?

The Notice will provide you with instructions regarding how to:

- View on the Internet the Company's proxy materials for the Annual Meeting; and

- Instruct the Company to send future proxy materials to you by e-mail.

Choosing to receive future proxy materials by e-mail will save the Company the cost of printing and mailing documents to you and will reduce the impact of the Company's annual meetings on the environment. If you choose to receive future proxy materials by e-mail, you will receive an e-mail message next year with instructions containing a link to those materials and a link to the proxy voting website. Your election to receive proxy materials by e-mail will remain in effect until you cancel it.

Who may vote at the Annual Meeting?

Each of our common shares has one vote on each matter. As of August 9, 2011, there were 16,395,456 common shares of the Company issued and outstanding, held by 20 holders of record. Only shareholders of record as of the close of business on August 9, 2011 (the "Record Date") are entitled to receive notice of, attend, and vote at the Annual Meeting.

What is the difference between a shareholder of record and a beneficial owner of shares held in street name?

Shareholder of Record. If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are considered the shareholder of record with respect to those shares, and the Notice was sent directly to you by us. If you request printed copies of the proxy materials by mail, you will receive a proxy card.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the beneficial owner of shares held in "street name," and the Notice was forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct that organization on how to vote the shares held in your account. If you request printed copies of the proxy materials by mail, you will receive a vote instruction form.

If I am a shareholder of record of the Company's shares, how do I vote?

There are four ways to vote:

- *In person*. If you are a shareholder of record, you may vote in person at the Annual Meeting. The Company will give you a ballot when you arrive.

- Via the Internet. You may vote by proxy via the Internet by following the instructions provided in the Notice.

- By Telephone. If you request printed copies of the proxy materials by mail, you may vote by proxy by calling the toll free number found on the Notice.

- By Mail. If you request printed copies of the proxy materials by mail, you may vote by proxy by filling out the proxy card and sending it back in the envelope provided.

If I am a beneficial owner of shares held in street name, how do I vote?

There are four ways to vote:

- In person. If you are a beneficial owner of shares held in street name and you wish to vote in person at the Annual Meeting, you must obtain a legal proxy from the organization that holds your shares. Please contact that organization for instructions regarding obtaining a legal proxy.

- Via the Internet. You may vote by proxy via the Internet by visiting www.proxyvote.com and entering the control number found in the Notice.

- By Telephone. If you request printed copies of the proxy materials by mail, you may vote by proxy by calling the toll free number found on the vote instruction form.

- By Mail. If you request printed copies of the proxy materials by mail, you may vote by proxy by filling out the vote instruction form and sending it back in the envelope provided.

What is the quorum requirement for the Annual Meeting?

The holders of a majority of the shares entitled to vote at the Annual Meeting must be present at the Annual Meeting for the transaction of business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum, whether representing votes for, against or abstained, if you:

- are present and vote in person at the Annual Meeting; or

- have voted on the Internet, by telephone or by properly submitting a proxy card or vote instruction form by mail.

If a quorum is not present, the Annual Meeting will be adjourned until a quorum is obtained.

How are proxies voted?

All shares represented by valid proxies received prior to the Annual Meeting will be voted and, where a shareholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the shareholder's instructions.

What happens if I do not give specific voting instructions?

Shareholders of Record. If you are a shareholder of record and you:

- indicate when voting on the Internet or by telephone that you wish to vote as recommended by the Board, or

- sign and return a proxy card without giving specific voting instructions,

then the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting. See the section entitled "Other Matters" below.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote."

Which ballot measures are considered "routine" or "non-routine"?

The election of directors (Proposal No. 1) is a non-routine item and the ratification of the selection of Grant Thornton LLP (Proposal No. 2) is a routine measure. A broker or other nominee may generally vote on routine measures, but not non-routine measures. Therefore, broker non-votes are expected to occur in connection with Proposal No. 1.

How are broker non-votes treated?

Broker non-votes are counted for purposes of determining whether a quorum is present. For the purpose of determining whether the shareholders have approved all matters other than the election of directors (Proposal No. 1) and the ratification of the selection of Grant Thornton LLP (Proposal No. 2), broker non-votes have the same effect as an "AGAINST" vote. We encourage you to provide voting instructions to the organization that holds your shares by carefully following the instructions provided in the proxy materials.

How are abstentions treated?

Abstentions are counted for purposes of determining whether a quorum is present. Shares not present at the Annual Meeting and abstentions have no effect on the election of directors (Proposal No. 1) and the ratification of the selection of Grant Thornton LLP (Proposal No. 2). For the purpose of determining whether the shareholders have approved all other matters, abstentions have the same effect as an "AGAINST" vote.

What is the voting requirement to approve each of the proposals?

For Proposal No. 1, the six nominees receiving the highest number of votes in favor of our common shares present or represented by proxy and voting at the Annual Meeting will be elected as directors to serve until the next annual meeting of shareholders and until their successors are duly elected and qualified.

Approval of Proposal No. 2 requires the affirmative vote must constitute a majority of the voting power present or represented by proxy and voting at the Annual Meeting.

Can I change my vote after I have voted?

You may revoke your proxy and change your vote at any time before the final vote at the Annual Meeting.You may vote again on a later date via the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the Annual Meeting will be counted), by signing and returning a new proxy card or vote instruction form with a later date, or by attending the Annual Meeting and voting in person. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the Annual Meeting or specifically request that your prior proxy be revoked by delivering to our Legal Counsel, Albert Sheng, at c/o Jinpan International (USA) Ltd., 390 Veterans Blvd, Carlstadt, New Jersey 07072, a written notice of revocation prior to the Annual Meeting.

Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Company or to third parties, except:

- as necessary to meet applicable legal requirements;
- to allow for the tabulation and certification of votes; and
- to facilitate a successful proxy solicitation.

Who will serve as the inspector of election?

Ms. Lin Yu, an Executive Assistant, will serve as the inspector of election.

Who is paying for the cost of this proxy solicitation?

We are paying the costs of the solicitation of proxies.

We must also pay brokerage firms and other persons representing beneficial owners of shares held in street name certain fees associated with:

- forwarding the Notice to beneficial owners;
- forwarding printed proxy materials by mail to beneficial owners who specifically request them and
- obtaining beneficial owners' voting instructions.

In addition to soliciting proxies by mail, certain of our directors, officers and regular employees, without additional compensation, may solicit proxies personally or by telephone, facsimile or e-mail on our behalf.

How can I attend the Annual Meeting?

Attendance at the Annual Meeting is limited to shareholders. Admission to the Annual Meeting will be on a first-come, first-served basis. Registration will begin at 10:00 a.m. Beijing time, and each shareholder may be asked to present valid picture identification such as a driver's license or passport and proof of stock ownership as of the Record Date.

Proposal 1

ELECTION OF DIRECTORS

At the Meeting, shareholders will elect six (6) directors to serve until the next annual meeting of shareholders and until their respective successors are elected and qualified. Unless otherwise directed, the persons named in the Proxy intend to cast all Proxies received for the election of Li Zhiyuan, Ling Xiangsheng, Stephan R. Clark, Donald S. Burris, Dr. Li-Wen Zhang and Dr. Cai Xu (singularly a "Nominee" and collectively, the "Nominees"), to serve as directors upon their nomination and election at the Meeting. All Nominees currently serve on the Board of Directors. Each Nominee has advised us of his or her willingness to serve as a director of the Company. In case any Nominee should become unavailable for election to the Board of Directors for any reason, the persons named in the Proxies have discretionary authority to vote the Proxies for one or more alternative nominees who will be designated by the Board of Directors.

Nominees for Directors

The Nominees for the Board of Directors of the Company are as follows:

Name	Age	Position
Li Zhiyuan	56	Chairman of the Board of Directors
Ling Xiangsheng	59	Vice Chairman of the Board
Stephan R. Clark	58	Director
Donald S. Burris	68	Director
Dr. Li-Wen Zhang	58	Director
Dr. Cai Xu	47	Director

Executive Officers

The executive officers of the Company are as follows:

Name	Age	Position
Li Zhiyuan	56	President and Chief Executive Officer
Ling Xiangsheng	59	Vice President
Jing Yuqing	48	Secretary
Mark Du	50	Chief Financial Officer

All of our directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Our officers are elected by the Board of Directors at the first Board of Directors' meeting after each annual meeting of shareholders and hold office until their death, resignation or removal from office.

Information about Nominees and Executive Officers

Set forth below is certain information with respect to each Nominee and our executive officers:

Li Zhiyuan has served as our Chairman of the Board of Directors, President, and Chief Executive Officer since April 1997, and of our predecessor, Haikou Jinpan Special Transformer Works ("Haikou Jinpan"), since August 1993, and as Chairman of the Board of Directors and Chief Executive Officer of Hainan Jinpan Electric Co. Ltd. ("Jinpan Hainan") since June 1997. From October 1991 to present, Mr. Li served as General Manager of Haikou Rongda Enterprise Company and Director of Hainan's KaDa Manufacturing Company, a Sino-Japanese joint-venture. From August 1988 to October 1991, Mr. Li served as General Manager of Hainan Jindao Yacht

Company. From August 1982 to October 1988, Mr. Li was employed as an engineer at Guangxi Electric Power Institute. Mr. Li is responsible for the overall management of our operations. He is married to Jing Yuqing.

Ling Xiangsheng has served as our Vice Chairman of the Board of Directors and Vice President since April 1997, and of our predecessor, Haikou Jinpan, since August 1993 and is responsible for the design, manufacture and development of our cast resin transformers. He has also served as the Vice President of Jinpan Hainan since June 1997. From June 1990 to December 1992, Mr. Ling was the chief consultant for the Danycast Company in Thailand where he was responsible for the entire production process of its cast resin transformer line. From January 1980 to June 1990, Mr. Ling was employed by the Beijing Transformer Company ultimately serving as Chief Engineer and General Manager for its cast resin transformer plant. Between October 1985 and February 1986, Mr. Ling attended Fuji Electric Company in Japan to study vacuum cast resin insulated transformer manufacturing technology. Mr. Ling was responsible for designing China's first cast resin transformer.

Stephan R. Clark was elected to our Board of Directors in October 2006. Mr. Clark served as Group Vice President of Connectivity Solutions and Chief Operating Officer at Avaya Communications from January 2000 to January 2004. From October 1997 to January 2000, Mr. Clark served as the Marketing and Sales Vice President of Lucent Power Systems. From January 1982 to October 1997, Mr. Clark worked at AT&T where he acted as the managing director and chief representative in China and the regional managing director for the Asia/Pacific, as well as holding various sales and marketing positions. While at AT&T, Mr. Clark also served as program director for the AT&T Executive Education Program at the Wharton School at the University of Pennsylvania and the chairman for the Public Affairs Committee of American Chamber of Commerce in the People's Republic of China. Mr. Clark holds a B.F.A. degree in political communication from Southern Methodist University and a M.A. in Management from the University of Texas at San Antonio.

Donald S. Burris was elected to our Board of Directors in June 2001. Mr. Burris is the senior principal in the firm of Burris & Schoenberg, LLP, an AV-rated West Coast based law firm with a national and international practice. Mr. Burris served as editor-in-chief of the Georgetown Law Journal and as a law clerk to the Honorable James R. Browning of the United States Court of Appeals for the Ninth Circuit and has taught at the Georgetown Law Center, Loyola University School of Law, and the International Law Institute in Washington, D.C. Mr. Burris also served with distinction as a Special Counsel for the United States Senate Watergate Committee. Mr. Burris brings to the Company thirty-one years of experience as a successful businessman and business litigation attorney who has counseled clients from both a business and legal perspective.

Dr. Li-Wen Zhang was elected to our Board of Directors in August 2003. Dr. Zhang is a permanent staff member of the United Nations Department of General Assembly Management Affairs currently in Economic and Social Council Servicing Branch. As part of the managing staff, Dr. Zhang provided consulting services to the Delegation of Beijing Fiscal Bureau on socioeconomic issues in November of 2000. In 1996, Dr Zhang helped organize a conference in Shanghai with Chinese authorities regarding the Development and Management of Special Economic Zones in a Transitional Economy. Dr. Zhang received a Ph.D. in International Comparative Education from Columbia University in 2001 and holds a Masters degree in Economic Policy Management from Columbia University Graduate School of Business and International Affairs.

Dr. Cai Xu was appointed to our Board of Directors in June 2009 and subsequently elected in September 2009. Since 2002, Dr. Cai has been a distinguished faculty member of the School of Electronic, Information, and Electrical Engineering at Shanghai Jiaotong University, one of China's leading research universities. His research focuses on the application of high power electronics in electric systems, generators, and related electrical equipment, on the automation of power distribution networks, and on wind power grid connection and conversion technology. Since 2008, he has chaired the University's Wind Energy Research Centre. The Centre combines research expertise in the fields of electrical, mechanical, control, and oceanic engineering to create a multidisciplinary platform for the research of wind energy. The Centre provides consultation services for the Chinese government and both public and private industries. Dr. Cai received his Ph.D and master's degrees in electrical engineering from China University of Mining and Technology. He received his bachelor's degree in power generation and electrical systems from China South East University.

Jing Yuqing has served as our Corporate Secretary since April 1997, the president of our subsidiary Jinpan USA since 2000, and a director of our subsidiary Jinpan Hainan since 1993. From 1997 to 2002, Ms. Jing served as a director on our board. From October 1988 to December 1992, Ms. Jing was employed by the Hainan Electric

Bureau Electric Planning Department as manager of the electrical engineering department. From September 1984 to October 1988, Ms. Jing performed designing services for the Liaoning Electric Designing Institute. Ms. Jing is the wife of Li Zhiyuan.

Mark Du has served as our Principal Financial Officer since August 2002. From January 1993 to September 2002, Mr. Du has been Controller of PC Warehouse, Inc., a worldwide company headquartered in New Jersey, with 24 subsidiaries companies located throughout the United States. From September 1987 to December 1992, Mr. Du served in different accounting positions in various accounting firms and companies. Mr. Du received his Masters in Business Administration in Accounting from Pace University in 1987 and is a CPA.

Committees

We have three Board committees: a Nominating and Corporate Governance Committee, an Audit Committee, and a Compensation Committee. A copy of each committee's charter is available on our website at *www.jstusa.net* by clicking on "Investors Relations," "Corporate Governance," and the applicable charter.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee (the "Nominating Committee") consists of Dr. Li-Wen Zhang, Donald S. Burris, and Stephan R. Clark, each of whom are independent directors as defined under the listing standards of the NASDAQ Stock Market. The functions of the Nominating Committee include identifying individuals qualified to become members of the Board; selecting, or recommending to the Board, the director nominees for the next annual shareholder meeting; selecting candidates to fill any vacancies on the Board; and developing and recommending to the Board a set of corporate governance principles applicable to the corporation. The Nominating and Corporate Governance Committee held one (1) meeting during 2010.

The process followed by the Nominating Committee to identify and evaluate director candidates includes requests to Board members and others for recommendations, meeting from time-to-time to evaluate biographical information and background material relating to potential candidates, and interviewing selected candidates by committee members.

In deciding whether to include a candidate in the Board's list of recommended director nominees, the Nominating Committee will look at criteria including the candidate's integrity, business acumen, knowledge of our business and industry, experience, independence and the ability to act in the interests of all shareholders. The Nominating Committee does not assign specific weight to any particular criteria and no particular criterion is a prerequisite for each prospective nominee. We believe that the backgrounds and qualifications of its directors, considered as a group, should provide a composite mix of experience, knowledge, and abilities that will allow the Board to fulfill its responsibilities.

Shareholders may recommend individuals to the Nominating Committee for consideration as director candidates by submitting their names to the Nominating Committee. Such communications should be addressed to our Legal Counsel, Albert Sheng, at c/o Jinpan International (USA) Ltd., 390 Veterans Blvd., Carlstadt New Jersey 07072 ,together with appropriate biographical information and background materials and a statement as to whether the shareholder or group of shareholders making the recommendation has beneficially owned more than 5% of our common shares for at least a year as of the date such recommendation is made. Upon receipt of appropriate biographical and background material, the Nominating Committee will evaluate shareholder recommended candidates by following substantially the same process and applying substantially the same criteria that it follows for candidates submitted by others.

Audit Committee

Our Audit Committee (the "Audit Committee") consists of Dr. Li-Wen Zhang, Donald S. Burris, and Stephan R. Clark, each of whom is an independent director as defined under the listing standards of the NASDAQ Stock Market, as required for Audit Committee members. The functions of the Audit Committee include the nomination of independent registered public accounting firm for appointment by the Board; meeting with the independent registered public accounting firm to review and approve the scope of their audit engagement; meeting with our financial management and the independent registered public accounting firm to review matters relating to internal accounting controls, our accounting practices and procedures and other matters relating to its financial condition; and to report to the Board periodically with respect to such matters. Stephan R. Clark acts as the Audit Committee's "Audit Committee Financial Expert" under the applicable rules and regulations of the SEC. The Audit Committee held three (3) meetings during 2010.

Compensation Committee

Our Compensation Committee (the "Compensation Committee") consists of Dr. Li-Wen Zhang, Donald S. Burris, and Stephan R. Clark, each of whom are independent directors as defined under the listing standards of the NASDAQ Stock Market. The function of the Compensation Committee is to administer the 1997 Stock Option Plan and the 2006 Stock Incentive Plan and to have authority over the salaries, bonuses, and other compensation arrangements of our executive officers and executive officers of our subsidiaries. The Compensation Committee held one (1) meeting during 2010.

Meetings and Meeting Attendance

Our Board of Directors holds regularly scheduled annual meetings and as many special meetings as necessary. Typically, committee meetings occur the day prior to the Board meeting. At each annual Board meeting, time is set aside for the independent directors to meet without management present. Our Board held two (2) meetings and took five (5) actions by unanimous written consent during fiscal year 2010.

All incumbent directors attended 75% or more of the Board meetings and meetings of the committees on which they served during the last fiscal year. Directors are encouraged to attend the Annual Meeting of Shareholders. The Chairman and Vice Chairman of the Board attended the 2010 Annual Meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth specific information as of August 9, 2011, to the best of our knowledge, concerning the beneficial ownership of (i) persons or entities who, to our knowledge, beneficially own more than 5% of our outstanding Common Shares, (ii) each of our directors, and (iii) each of our directors and executive officers as a group.

Title of Class	Name of Beneficial Owner	Amount Owned	Percent of Class
Common Shares	Li Zhiyuan (2)	3,665,256	22.4%
Common Shares	Ling Xiangsheng (3)	630,992	3.8%
Common Shares	Jing Yuqing (4)	3,665,256	22.4%
Common Shares	Mark Du (5)	40,500	*
Common Shares	Stephan R. Clark (6)	14,666	*
Common Shares	Li-wen Zhang (7)	27,500	*
Common Shares	Donald S. Burris (8)	13,600	*
Common Shares	Cai Xu	-	-
Common Shares	All officers and directors as a group (7 persons) (9)	4,392,514	26.8%

* Represents share ownership of less than one percent (1%).

(1) We believe that all persons named in the table have sole investment power with respect to all shares of common shares beneficially owned by them, unless otherwise noted in these footnotes.

(2) Represents (i) 2,522,658 common shares, (ii) 1,106,598 common shares beneficially owned by Jing Yuqing, the wife of Mr. Li, as to which Mr. Li disclaims beneficial ownership, and (iii) 36,000 shares of common shares issuable upon exercise of currently exercisable stock options held by Mr. Li. And Ms. Jing. The options have an exercise price and expiration dates ranging from US$7.68 to US$10.83 per share and February 5, 2014 to March 7,2016 respectively.

(3) Represents 612,992 common shares and 18,000 shares of common shares issuable upon exercise of currently exercisable stock options. The options have an exercise price and expiration dates ranging from US$7.68 to US$10.83 per share and February 5, 2014 to March 7, 2016 respectively.

(4) Represents (i) 1,106,598 common shares (ii) 2,522,658 common shares beneficially owned by Li Zhiyuan, the husband of Ms. Jing and our Chairman of the Board, Chief Executive Officer, and President, as to which Ms. Jing disclaims beneficial ownership, and (iii) 36,000 shares of common shares issuable upon exercise of currently exercisable stock options held by Mr. Li and Ms. Jing. The options have an exercise price and expiration dates ranging from US$7.68 to US$10.83 per share and February 5, 2014 to March 7, 2016 respectively.

(5) Represents 40,500 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dates which range from US$7.68 to US$15.28 and March 10, 2012 to March 7, 2016, respectively.

(6) Represents 14,666 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dates which range from US$7.68 to US$15.28 and March 10, 2012 to March 7, 2016, respectively.

(7) Represents 4,000 common shares and 23,500 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dated ranging from US$7.68 to US$15.28 and March 10, 2012 to March 7, 2016, respectively.

(8) Represents 1,600 common shares and 12,000 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dates ranging from US$9.03 to US$15.28 and March 10, 2012 to March 7, 2016, respectively.

(9) Represents 4,247,848 common shares and 144,666 common shares issuable upon exercise of currently exercisable share options issued to all directors and executive officers.

As of August 9, 2011, 16,395,456 common shares were issued and outstanding and were held by twenty record holders in the United States.

Our shareholders who beneficially own 5.0% or more of the common shares outstanding do not have different voting rights from other shareholders of common shares.

Compensation of Directors and Officers

The total compensation paid to our directors and officers during fiscal year 2010 was US$1,197,478 comprised of salaries in the amount of US$902,978 and bonuses in the amount of US$294,500. During 2010, we did not issue stock options, reserve for any pension, retirement or similar benefits for our directors and officers.

THE BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED A VOTE IN FAVOR OF EACH OF THE NOMINEES NAMED IN THE PROXY.

Proposal 2

RATIFICATION OF SELECTION OF GRANT THORNTON LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors has selected Grant Thornton LLP as our independent registered public accounting firm for the 2011 fiscal year, subject to ratification by our shareholders at the Meeting. A resolution for the ratification of the selection of Grant Thornton LLP as our independent registered public accounting firm will be submitted for consideration.

Grant Thornton LLP has indicated to us that it will not have a representative present at the Meeting. If the resolution selecting Grant Thornton LLP as independent registered public accounting firm is adopted by the shareholders, the Board of Directors nevertheless retains the discretion to select different auditors should it then deem it in our best interests. Any such future selection need not be submitted to a vote of shareholders.

The Audit Committee maintains a policy of approving and recommending only those services to be performed by our external auditors that are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor's independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The practice of the Audit Committee is to receive from our management, at the time of approval of our annual financial statements for the preceding fiscal year, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to us and our subsidiaries by Grant Thornton LLP as well as a report regarding the extent of such services actually provided by Grant Thornton LLP during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Stephan R. Clark, the Audit Committee's appointed delegate in respect of audit-related and non audit-related services. Additional services from Grant Thornton LLP and any increase in budgeted amounts will similarly be pre-approved during the year by the Audit Committee on a case-by-case basis.

All (100%) audit-related and non-audit-related services performed by Grant Thornton LLP during 2010 were reported to, and the services proposed to be provided during 2010 were pre-approved by, the Audit Committee in accordance with the procedures outlined above.

The following table provides information regarding fees we paid to Grant Thornton LLP and JBPB & Co (formerly known as Grant Thornton LLP) for all services, including audit services, for the years ended December 31, 2010 and to 2009, respectively.

	Year Ended December 31, 2009	Year Ended December 31, 2010
Audit Fees	RMB 2,441,000	RMB 2,234,865
Audit Related Fees	-	-
Tax Fees	-	-
All Other fees	-	-
Total	RMB 2,441,000	RMB 2,234,865

"Audit Fees" are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as statutory audits, consents and assistance with and review of documents filed with the SEC.

"Audit-Related Fees" are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

"Tax Fees" are the aggregate fees billed for professional services rendered for tax compliance, tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

THE BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED A VOTE IN FAVOR OF RATIFYING PROPOSAL 2.

MISCELLANEOUS

Other Matters

Management does not intend to bring before the Meeting for action any matters other than those specifically referred to above and is not aware of any other matters which are proposed to be presented by others. If any other matters or motions should properly come before the Meeting, the persons named in the Proxy intend to vote thereon in accordance with their judgment on such matters or motions, including any matters or motions dealing with the conduct of the Meeting.

Proxies

All shareholders are urged to vote with respect to the matters indicated.

By Order of the Board of Directors,

Li Zhiyuan
President, Chairman of
the Board of Directors and
Chief Executive Officer

August 19, 2011

Jinpan International Limited
2010 Annual Report



SAFE HARBOR STATEMENT

Safe Harbor Provision

This Annual Report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, the following:

- our ability to successfully implement our business strategy;
- the impact of existing and new competitors in the markets in which we compete, including competitors that may offer less expensive products and services, more desirable or innovative products or technological substitutes, or have more extensive resources or better financing;
- the effects of rapid technological changes and vigorous competition in the markets in which we operate;
- uncertainties about the future growth in electricity consumption and infrastructure;
- development in the markets in which we operate;
- other factors or trends affecting the industry generally and our financial condition in particular;
- the effects of the higher degree of regulation in the markets in which we operate;
- the effects of additional or higher taxes in the countries in which we operate;
- general economic and political conditions in the countries in which we operate or other countries which have an impact on our business activities or investments;
- the monetary and interest rate policies of the countries in which we operate;
- changes in competition and the pricing environments in the countries in which we operate;
- exchange rates; and
- other factors listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2010 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact Information:

At Jinpan International Ltd. Mr. Mark Du, Chief Financial Officer +1 (201) 460-8778	*At ICR, Inc.:* *In China:* *Yuening Jiang* *+86 10 6599 7965*	*At ICR, Inc.:* *In U.S.* *Bill Zima* *+1 (203) 682-8200*





A Letter from our CEO...

Dear Fellow Shareholders,

The 2010 fiscal year was a challenging period for Jinpan as slow economic recovery in the U.S. and Europe reduced demand. We also experienced a more competitive pricing environment in China, which impacted our margin and profit performance. As a result, in 2010, net sales fell 9.3% to $144 million and net income decreased 54% to $13.4 million, as compared to 2009.

Despite such challenges, we made progress in 2010 and we believe that Jinpan is well positioned for growth in 2011. Throughout 2010, we remained focused on our strategy of developing new, high margin products, broadening our OEM customer base to improve international sales, and expanding our manufacturing capacity. Some of these initiatives are highlighted in the following paragraphs.

In 2010, we faced a more competitive pricing environment in our cast resin transformer business because of record low silicon steel prices, which enabled smaller manufacturers to compete aggressively with Jinpan on price. To stay ahead of the competition, we adjusted our sales and marketing strategies to better suit the price environment. We lowered prices and expanded our sales. Although the average price of our transformers declined by 20% in 2010 when compared to the prior year, we shipped 10% more transformers by volume. In addition, we leveraged our engineering capabilities and aggressively pursued high margin sales opportunities. In 2010, for the first time in our history, we shipped more customized transformers (including transformers for wind power applications) than our standard transformer products. We also devoted greater efforts to the sale of electric equipment that complement our transformers. In 2010, sales of our switchgear products grew by 74% over 2009. The net effect of these actions is that, despite lower unit sales prices, we were able to maintain high sales volumes of transformers and favorable overall profit margins.

We also completed the first production models of a new line of gas insulated switchgear products. We manufacture gas insulated switchgears from our Shanghai facility and sell them at a premium over conventional switchgears. Currently, we are offering this product in China with an eye towards exports down the road. Over the next two years, we plan to introduce more models in this new product line. As we gain footing in the gas insulated switchgear market, we expect this new product line to produce solid revenue and margin enhancing opportunities in the medium to long term..

In 2010, we successfully expanded our number of relationships with OEM customers. In the beginning of the year, we qualified as suppliers for two new major international OEMs to supply cast resin transformers, tripling the number of OEM customers whom we have qualified for. By the third quarter of 2010, we began to see an improvement in order flow, including a $5 million purchase order for wind energy transformers from a major OEM customer.

Throughout 2010, we saw a steady allocation of capital by the Chinese government for infrastructure projects. Jinpan continued to benefit from a number of infrastructure projects in China. We are constantly looking to improve our manufacturing capacity and efficiency to meet expected domestic and international project demand. Our two cast resin transformer manufacturing facilities in Haikou and Wuhan sold a total KVA of 7.7 million in 2010, which is a 70% utilization rate and the utilization rate for the Shanghai facility also operated at a high level.

Recent Developments in 2011 & Outlook

Looking ahead to 2011, we are off to a good start. Net sales for the first half of 2011 increased 56.5% to $88.2 million compared to the prior year period. The increase in first half sales was the result of higher volume transformer sales in China and strong international wind transformers sales compared to the prior year period. Gross profit in the first half increased 43.2% year over year to $33.2 million and net income for the first half increased 317.6% to $10.0 million.

We are excited about the opportunities ahead for 2011. The general market environment has improved for our industry and we see good growth prospects for key segments of our business. Looking at our 2011 growth initiatives, we expect strong domestic demand for our cast resin transformers as China's public and private sectors continue to invest in infrastructure and capital goods. We expect sales of conventional switchgears to grow due to our continuing marketing efforts and expect the sales of gas insulated switchgears to begin contributing modestly to our business as well. We also anticipate stronger international sales to U.S. and Europe in 2011 as demand for wind energy equipment accelerates. Finally, we expect to qualify as a supplier to one additional OEM customer this year, which specialize in wind turbine products. Adding this OEM to our customer base would help us make further inroads to the wind market in China and abroad.

To support our growth in the years ahead, we acquired land in Guilin, Guangxi Province in April 2011 to build a new manufacturing and R&D facility. We plan to build out this facility in several phases, adding new capacity as needed. In the first phase of development at our Guilin facility, we plan to build a new integrated manufacturing plant for cast resin transformers. We expect to complete this first phase in the fourth quarter of 2012 and begin full scale production in 2013.


创新……
是我们永恒的主题

Jinpan is a company that is built to last. Through our growth efforts in 2010, we believe that our performance in 2011 and beyond will be stronger than the past. I would like to thank the Company's management and employees for their continuing dedication to the success of our company. I would also like to take the opportunity to thank our shareholders for your confidence and support.

Sincerely,

Li Zhiyuan

Chairman of the Board and Chief Executive Officer

Jinpan International Ltd.

Our Business

Jinpan International Ltd. designs, manufactures, and sells equipment for the control and distribution of electricity. Our product lines include cast resin transformers, Vacuum Pressure Impregnation ("VPI") transformers and reactors, and switchgears. We also provide integrated product solutions such as transformer substations, an integrated assembly of our high and low voltage switchgears and our cast resin transformers in a space saving weather resistant enclosure.

We leverage our engineering capabilities to design and manufacture high end, customized electric control and distribution equipment, much of which is used for demanding industrial applications and mission critical infrastructure projects. Revenue from the sale of customized transformers (including those for wind energy applications) continues to become a more significant piece of our business and, as of 2010, exceeds the size of our standard distribution transformers segment.

We are a market leader in China's cast resin transformer industry. For nearly 20 years, we have built a widely recognized brand based on excellent product quality, attentive customer service, and efficient manufacturing. We have also become a global supplier of transformer products serving as qualified suppliers to well-known U.S. and European OEMs. Our export revenue in 2010 was US$ 11.4 million and we believe our exports in 2011 will exceed US$ 20 million.

We believe that wind power will propel future investment in electrical infrastructure. Since 2007, we have been a supplier of cast resin transformers and VPI reactors, a component of converters, for wind turbines. Our customers include renowned international OEMs that have significant operations in the U.S. and Europe markets. Sales of wind energy equipment account for the bulk of Jinpan's export revenue. Going forward, we expect wind energy products to be among our fastest growing business segment.



Our Products

cast resin transformers



We manufacture medium voltage cast resin transformers ranging in capacity from 150 KVA to 20,000 KVA. JST's cast resin transformers use the proven May-Christie type design, employing a core cruciform construction with mitered step lap. Our cast resin transformers are UL, CE, and CCC certified and meet the technical standards for most major world markets and are used in many mission critical public infrastructure projects and industrial applications. In addition to standard distribution transformers, we offer custom designed transformers for a wide range of applications, including power transformers, excitation rectifier transformers, traction rectifier transformers, frequency rectifier transformers, isolation transformers, wind energy transformers, and special transformers for polysilicon manufacturing.

vpi transformers and reactors

We manufacture VPI transformers and reactors for high efficiency industrial and alternative energy applications. Our VPI transformers provide power control and isolation in these applications. Our VPI reactors include filter and harmonic reactors, which limits currents, filters waveforms, and attenuates electrical noise and harmonics associated with the conversion of wind and solar power to usable electricity. Our VPI products are used in switchgear, wind or solar converter, and power factor correction equipment.



Our Products

switchgears



We manufacture conventional and gas insulated switchgears. Our switch-gears use a combination of electrical disconnects, fuses, and circuit breakers to isolate electrical equipment. We provide a wide range of switchgear configuration geared toward our customers' needs. We licensed some of our switchgear manufacturing technology from Schneider Electric and also developed our own technology. In 2011, we successfully developed and brought the first in a series of gas insulated switchgears, which are well suited for wind and rail applications that require switchgears to be compact, easy to maintain, and resistant to environmental variables.

transformer substations



We have three manufacturing facilities in China. We recently acquired land to develop a fourth manufacturing facility in the city of Guilin, Guangxi Province, China. We also have a transformer testing and storage facility in Carlstadt, New Jersey.

Our Manufacturing Facilities

We have three manufacturing facilities in China. We recently acquired land to develop a fourth manufacturing facility in the city of Guilin, Guangxi Province, China. We also have a transformer testing and storage facility in Carlstadt, New Jersey.

jst haikou

Our Haikou facility, located at No.168 Nanhai Avenue, Haikou, Hainan Province, China, serves as our corporate headquarters and primary R&D and manufacturing facility. It manufactures cast resin transformers, switchgears, and transformer substations. We established the Haikou facility in 1993 and have gradually expanded its size and capacity to meet growing demand. Presently, the Haikou facility is approximately 44,000 square meters and has a maximum transformer manufacturing capacity of approximately 6 million KVA, 5600 switchgear units, and 400 transformer substation units.



Our Manufacturing Facilities

jst wuhan

Our Wuhan facility, located at No. 90 Nanhu Ave., Dong Hu High Tech Development Zone, Wuhan, Hubei Province, China, manufactures cast resin transformers. We acquired land to build this facility in February 2007 and completed construction in May 2008. Upon its completion in 2008, the Wuhan facility had a transformer manufacturing capacity of approximately 3 million KVA. Since then we have expanded the facility's capacity by adding new equipment. Presently, the Wuhan facility has a cast resin transformer manufacturing capacity of approximately 5 million KVA.



jst shanghai

Our Shanghai facility, located at No. 999 Huijing Road, Qing Put Industrial Park, QingPu District, Shanghai, manufactures VPI transformers and reactors and gas insulated switchgears. We acquired land and buildings for the facility in June 2008. We built the facility in several phases in tandem with our need for additional manufacturing capacity for existing and new product lines. Presently, the Shanghai facility has the capacity to manufacture 20,000 units of VPI transformers and reactors and a limited quantity of gas insulated switchgears.



Our Manufacturing Facilities

jst guilin

We recently completed the acquisition of a thirty-eight acre lot of land zoned in the city of Guilin, Guangxi province, China for industrial development. We are also in the process of acquiring an adjacent forty-four acre lot. Our land acquisition in Guilin is part of our plan to build a large scale manufacturing and R&D facility in southwestern China. We plan to build the Guilin Facility in several phases over the next five years. We plan to complete the first phase, which is comprised of building a new factory for cast resin transformers, by the end of 2012. Over the next five years, we plan to gradually add capacity for our renewable energy and smart grid products in Guilin. When fully built, we expect the Guilin facility to have a cast resin transformer manufacturing capacity of approximately 12 million KVA and substantial capacity for manufacturing other electrical distribution products for renewable energy and smart grid applications.



jst new jersey

Our U.S. facility is located at 390 Veterans Blvd, Carlstadt, New Jersey. We acquired this facility in October 2009. The facility serves as our U.S. administrative and sales office and also transformer storage and testing center. We also conduct limited product testing and assembly at the facility on a project by project basis. This facility enables us to provide local support to our North American customers.





Our Engineering and Management Capabilities

We design and manufacture cast resin transformers for a wide range of conventional and alternative energy applications. Our engineering capability is one of our core competitive strengths. We believe that our engineering capabilities distinguish us from our domestic competitors in China and enable us to pursue high value opportunities at home and abroad.

We have a team of approximately 180 engineers and technicians. Our engineers use state-of-art CAD tools to render 3D models and 2D projections, vary design constraints, and collaborate on a common platform. We have also developed our own proprietary software that incorporates a design database that we have built up over the years. This software enables our engineers to leverage years of accumulated knowledge and know how to solve new problems.

We leverage our engineering capabilities to successfully bid for high end infrastructure and industrial projects. In 2010, for the first time, revenue from the sale of customized transformers (including transformers for wind energy application) exceeded revenue from the sale of conventional transformers. We expect this trend to continue in 2011. In 2011, we successfully secured a large volume of orders for custom designed cast resin transformers from polysilicon manufacturers.

Cast resin transformers for polysilicon manufacturing plants are highly customized products and the design and manufacture of these specialized transformers pose a challenge to many of our competitors in China. . Although revenue from the sale of cast resin transformers for polysilicon manufacturing account for a small portion of our total revenue, our success in this niche market is a testament to our engineering capability.

Our reputation as a reliable, efficient manufacturer of high quality power distribution products is also founded on adherence to scientific management principles. We strictly implement international quality, environmental, and work health and safety standards, which enable us to efficiently manufacture our products on a large scale. Our manufacturing facilities are certified to meet ISO 9001, ISO14001, and OHSAS 18001standards. We also made substantial investments in computerized management systems. All of our manufacturing facilities run on SAP's Enterprise Resource Planning System, which combines management, inventory and cost control information on one integrated platform.

Our Growth Strategy

We faced a challenging market environment in 2010 due to declines in transformer prices, brought on by increased competition enabled by historically low raw material prices,and a decline in international orders for wind power equipment. We responded to these challenges by expanding our market reach in China, diversifying our OEM customer base, and developing new, high end products to position ourselves for future growth.

Key elements of our business strategy included, but were not limited to, the following:

continue to focus on china's growing electric infrastructure market



China remained our largest market in 2010. Sales in China accounted for 92.1% of our total revenue or RMB 890.6 million (US$ 132.4 million). Macro trends in China also fuel demand for power distribution equipment. According to the National Bureau of Statistics ("NBS"), China's gross domestic product in 2010 wasRMB 39.7983 trillion, up by 10.3% over the previous year. The NBS reported China's gross domestic product in the first quarter of 2011 to be RMB 9.6311 trillion, a year-on-year increase of 9.7%. On a quarterly basis, China's gross domestic product increased by 2.1% in the first 1quarter of 2011. As a leading manufacturer of cast resin transformers, we are well positioned to capitalize on this growth. We remain focused on the growing China market. We believe that macroeconomic conditions in China - fast economic growth, rising electricity consumption, increase in fixed asset investment, and urbanization – will continue to drive demand for electricity distribution equipment and provide us with opportunities for growth.

Our Growth Strategy

Invest in new, state-of-the-art facilities to increase our manufacturing capacity and efficiency

We continue to invest in advanced manufacturing facilities to expand our product lines and to enhance our competitive position in the market place. We increased the combined transformer manufacturing capacity of our Haikou and Wuhan facilities to nearly 10 million KVA. In the fourth quarter of 2010, we completed construction of a new factory building in Shanghai for the manufacture of gas insulated switchgears. In the first quarter of 2011, we installed and tested production equipment. Production of new gas insulated switchgears began in the first quarter 2011. In the second quarter of 2011, we began construction of two new factory buildings at our Shanghai facility. The new factory buildings will expand our capacity to manufacture gas insulated switchgears and VPI reactors and transformers. We expect to complete construction of the both factory buildings by December 2011.

In April 2011, we procured land in the city of Guilin, Guangxi province for the development of a new large scale manufacturing facility. We plan to build this new facility over the next five years. Once fully developed, this facility is expected to have a cast resin transformer manufacturing capacity of approximately 12 million KVA and substantial capacity for the manufacture of other electric power distribution products for renewable and smart grid applications. In the near term, we plan to add capacity for the manufacture of cast resin transformers and conventional switchgears at the new Guilin facility by the end of 2012.



promote and develop high-margin products for new markets

We continue to expand the application of our cast resin transformers, designing them to suit new applications and new markets. In 2010, we completed development of the first models of a new line of gas insulated switchgears. We began manufacturing 12KV Ring Main Units, which are gas insulated switchgears used for power distribution, in the first quarter of 2011. Our engineers are working to expand this new product line. Over the next two years, we plan to introduce to market 36KV and40.5KV RMUs as well as Cubicle Type Gas Insulated Switchgears (C-GIS) for various voltage levels.

Our Growth Strategy

leverage our relationships with major OEM customers to expand our global reach

We continue efforts to expand our OEM customer base. Up to 2009, we had only one OEM customer that accounted for the bulk of our export sales. In 2010, we successfully qualified as suppliers to two major international OEM customers based in Europe. Currently, we are in the process of qualifying with one more European OEM that specializes in the development of wind turbines. We expect to complete the qualification by the end of 2011. By integrating ourselves into the global supply chain of major OEMs, we can leverage the superior market reach of these OEMs to reach a broader international market for power distribution equipment of conventional and wind power applications.



INDEX TO FINANCIAL STATEMENTS

Grant Thornton
京都天华

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Jinpan International Limited

We have audited the accompanying consolidated balance sheets of Jinpan International Limited (a British Virgin Islands company) and its subsidiaries (the Company) as of December 31, 2010, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jinpan International Limited and its subsidiaries as of December 31, 2010, and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Jinpan International Limited and its subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 22, 2011 expressed an unqualified opinion thereon.

Grant Thornton

Shanghai, The People's Republic of China
June 22, 2011

Grant Thornton
京都天华

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Jinpan International Limited

We have audited Jinpan International Limited and its subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Jinpan International Limited and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2010, and the related statements of income, stockholders' equity, and cash flows then ended, and our report dated June 22, 2011 expressed an unqualified opinion on those financial statements.

Grant Thornton

Shanghai, The People's Republic of China
June 22, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and
Shareholders of Jinpan International Limited

We have audited the accompanying consolidated balance sheets of Jinpan International Limited and subsidiaries (the "Company") as of December 31, 2009 and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for the years ended December 31, 2009 and December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 2009 and 2008 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and the results of their operations and their cash flows for the years ended December 31, 2009 and December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ JBPB & Co (formerly known as GRANT THORNTON)

Hong Kong
June 15, 2010

Jinpan International Limited and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2010 and 2009

	Notes	2010 US$	December 31, 2010 RMB	2009 RMB
		(In thousands, except number of shares and per share data)		
Assets				
Current assets:				
Cash and cash equivalents		27,527	182,300	161,554
Restricted cash		1,079	7,148	14,235
Notes receivable		5,380	35,627	49,942
Accounts receivable, net	4	75,658	501,062	438,109
Inventories, net	5	29,532	195,578	174,893
Prepaid expenses		28,939	191,657	66,770
Land use right	6	317	2,102	1,931
Other receivables		4,453	29,494	16,174
Total current assets		172,885	1,144,968	923,608
Property, plant and equipment, net	7	32,138	212,839	182,393
Construction-in-progress		1,861	12,327	12,361
Land use right	6	6,057	40,114	38,974
Goodwill		12,721	84,245	84,245
Other assets		69	459	318
Deferred tax assets	9	858	5,681	2,399
Total assets		226,589	1,500,633	1,244,298
Liabilities and shareholders' equity				
Current liabilities:				
Short-term bank loans	10	12,127	80,311	-
Accounts payable		13,269	87,875	70,899
Notes Payable	8	27,111	179,550	34,200
Income tax		1,659	10,990	12,614
Value added tax		1,732	11,472	39,286
Advances from customers		5,319	35,227	27,277
Commission payable		6,311	41,793	88,379
Accrued employee benefits		2,051	13,583	2,182
Government grants	11	-	-	3,738
Other liabilities		3,032	20,080	20,259
Total current liabilities		72,611	480,881	298,834
Long term liability:				
Government grants	11	935	6,195	6,194
Long Term bank loans	10	1,550	10,263	11,216
Shareholders' equity:				
Convertible preferred stock, US$0.0045 par value: Authorized shares - 2,000,000 Issued and outstanding shares – none in 2010 and 2009	19	-		-
Common stock, US$0.0045 par value: Authorized shares – 40,000,000 Issued and outstanding shares –16,395,456 in 2010 and 16,395,456 in 2009	19	74	605	605
Common stock-warrants		854	6,232	6,232
Additional paid-in capital		35,738	282,538	281,106
Reserves		9,514	69,107	31,451
Retained earnings	19	92,834	646,858	609,941
Accumulated other comprehensive income		12,958	2,371	3,339
		151,972	1,007,711	932,674
Less: Treasury shares at cost, Common stock –227,306 in 2010 and 231,306 in 2009		(479)	(4,417)	(4,620)
Total shareholders' equity		151,493	1,003,294	928,054
Total liabilities and shareholders' equity		226,589	1,500,633	1,244,298

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Income
For the years ended December 31, 2010, 2009 and 2008

	Notes	2010 US$	Year ended December 31, 2010 RMB	2009 RMB	2008 RMB
		(In thousands, except number of shares and per share data)			
Net sales	17	143,807	967,074	1,084,303	1,086,875
Costs and expenses:					
Cost of products sold		(87,971)	(591,591)	(625,817)	(741,887)
Selling and administrative		(40,673)	(273,518)	(245,956)	(185,055)
		(128,644)	(865,109)	(871,773)	(926,942)
Non operating income					
Other income, net		2,267	15,244	5,286	10,794
Dividend income		-	-	-	249
Interest income		176	1,187	1,783	876
		2,443	16,431	7,069	11,919
Non operating expenses:					
Interest expenses		(309)	(2,078)	(1,446)	(8,433)
Income before income taxes		17,297	116,318	218,153	163,419
Income taxes	9	(3,913)	(26,314)	(20,428)	(23,742)
Net income		13,384	90,004	197,725	139,677
Earnings per share					
-Basic		US$0.83	RMB 5.57	RMB 12.33	RMB 8.74
-Diluted		US$0.81	RMB 5.46	RMB12.15	RMB 8.59
Weighted average number of shares					
-Basic		16,159,893	16,159,893	16,028,152	15,970,160
-Diluted		16,457,462	16,457,462	16,269,440	16,261,196

The accompanying notes form an integral part of these consolidated financial statements.

Jiangbo International Limited and Subsidiaries
Consolidated Statements of Shareholders' Equity
For the years ended December 31, 2010, 2009 and 2008

	Number of treasury shares	Number of common shares	Number of preferred shares	Treasury stock RMB	Warrants RMB	Common shares RMB	Convertible preferred stock RMB	Additional paid-in capital RMB	Reserves RMB	Retained earnings RMB	Accumulated Other Comprehensive Income RMB	Comprehensive Income RMB	Total RMB
						(In thousands, except for number of shares)							
Balance at January 1, 2008	(412,940)	16,381,234	12,222	(6,525)	6,232	602	1	270,269	31,451	299,489	2,055		603,574
Net income	-	-	-	-	-	-	-	-	-	139,677	-	139,677	139,677
Cash dividends distributed ($0.12 per share)	-	-	-	-	-	-	-	-	-	(13,695)	-	-	(13,695)
Preferred stock to common shares	-	6,134	(6,134)	-	-	1	(1)	-	-	-	-	-	-
Exercise of stock options for cash	-	2,000	-	-	-	-	-	2	-	-	-	-	2
Employees stock-based expenses	-	-	-	-	-	-	-	657	-	-	-	-	657
Available-for-sale securities	-	-	-	-	-	-	-	-	-	-	69	69	69
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	998	998	998
												140,744	
Balance at December 31, 2008	(412,940)	16,389,368	6,088	(6,525)	6,232	603	-	270,928	31,451	425,471	3,122		731,282
Net income	-	-	-	-	-	-	-	-	-	197,725	-	197,725	197,725
Cash dividends distributed ($0.12 per share)	-	-	-	-	-	-	-	-	-	(13,255)	-	-	(13,255)
Preferred stock to common shares	-	6,088	(6,088)	-	-	-	-	-	-	-	-	-	-
Exercise of stock options for cash	181,634	-		1,905	-	2	-	3,983	-	-	-	-	5,890
Employees stock-based expenses	-	-	-	-	-	-	-	6,195	-	-	-	-	6,195
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	217	217	217
												197,942	
Balance at December 31, 2009	(231,306)	16,395,456	-	(4,620)	6,232	605	-	281,106	31,451	609,941	3,339		928,054
Net income	-	-	-	-	-	-	-	-	-	90,004	-	90,004	90,004
Transfer to reserves	-	-	-	-	-	-	-	-	37,656	(37,656)	-	-	-
Cash dividends distributed ($0.14 per share)	-	-	-	-	-	-	-	-	-	(15,431)	-	-	(15,431)
Exercise of stock options for cash	4,000	-		203		-	-	-	-	-	-	-	203
Employees stock-based expenses	-	-	-	-	-	-	-	1,432	-	-	-	-	1,432
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	(968)	968	(968)
												90,972	
Balance at December 31, 2010	(227,306)	16,395,456	-	(4,417)	6,232	605	-	282,538	69,107	646,858	2,371		1,003,294

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2010, 2009 and 2008

	Year ended December 31,			
	2010 US$	2010 RMB	2009 RMB	2008 RMB
		(In thousands)		
Operating activities				
Net income	13,384	90,004	197,725	139,677
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:				
Depreciation	3,636	24,449	25,512	11,725
Deferred income taxes	(488)	(3,282)	(347)	3,832
Allowance for doubtful accounts	257	1,725	2,314	(1,946)
Loss/(gain) on disposal of property, plant and equipment	(67)	(451)	(28)	69
Employee stock-based compensation	213	1,432	6,195	659
Gain from sales of available-for-sales securities	-	-	-	(69)
Changes in operating assets and liabilities				
Restricted cash	1,006	7,087	(5,154)	1,250
Accounts receivable	(9,618)	(64,678)	(39,304)	(85,316)
Notes receivable	2,129	14,314	(16,555)	(21,608)
Inventories	(3,076)	(20,685)	42,526	(29,635)
Prepaid expenses	(18,571)	(124,888)	(34,616)	25,789
Other receivables	(1,972)	(13,260)	43	(6,587)
Accounts payable	2,524	16,976	(6,197)	30,613
Notes Payable	21,614	145,350	34,200	-
Income tax	(241)	(1,624)	(12,433)	7,885
Value added tax	(4,136)	(27,814)	(8,496)	29,562
Advances from customers	1,182	7,950	(26,131)	19,573
Commission payable	(6,928)	(46,586)	21,298	395
Accrued employee benefits	1,695	11,401	(4,474)	3,305
Government grants	(556)	(3,737)	5,916	(12,071)
Other liabilities	(143)	(960)	4,551	10,903
Net cash provided by/(used in) operating activities	1,844	12,723	186,545	128,005
Investing activities				
Purchases of property, plant and equipment	(8,202)	(55,157)	(54,717)	(78,235)
Proceeds from sales of property, plant and equipment	111	748	747	15
Payment for construction-in-progress	-	-	-	(20,241)
Purchase of Land use right	(195)	(1,311)	-	(33,556)
Payment for investment in minority interest	(30)	(200)	-	-
Proceeds from sales of available-for-sales securities	-	-	-	1,481
Net cash used in investing activities	(8,316)	(55,920)	(53,970)	(130,536)
Financing activities				
Proceeds from bank loans	16,726	112,476	44,327	294,333
Repayment of bank loans	(4,925)	(33,118)	(113,111)	(286,358)
Proceeds from exercise of stock options	30	203	5,891	-
Dividends paid	(2,293)	(15,431)	(13,255)	(13,695)
Net cash provided by/(used in) financing activities	9,538	64,130	(76,148)	(5,720)
Effect of exchange rate changes on cash	797	(187)	7	(1,194)
Net increase/(decrease) in cash and cash equivalents	3,863	20,746	56,434	(9,445)
Cash and cash equivalents at beginning of year	23,664	161,554	105,120	114,565
Cash and cash equivalents at end of year	27,527	182,300	161,554	105,120
Interest paid	250	1,679	1,756	8,495
Income taxes paid	4,665	31,370	29,780	763

The accompanying notes form an integral part of these consolidated financial statements.

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Jinpan International Limited (the "Company") was incorporated under the laws of the British Virgin Islands on April 3, 1997.

As of December 31, 2010, the Company had direct interests in the following subsidiaries:

Name of entity	Date of establishment	Percentage of equity interest attributable to the Company	Paid-up capital	Principal activities
Hainan Jinpan Electric Co., Ltd. ("Hainan Jinpan")	June 3, 1997	95%	RMB 160,171,897	Manufacturing and sale of cast resin transformers
Jinpan International (USA) Limited ("Jinpan USA")	February 18, 1998	100%	US$10,000	Marketing of cast resin transformers
Jinpan Electric (China) Co. Ltd. ("Jinpan China")	January 12, 2007	100%	RMB 93,360,000	Manufacturing and sale of cast resin transformers

Jinpan International Limited owns 100% of the common stock of Jinpan USA, a New York corporation, and Jinpan China, a foreign-funded PRC limited liability company registered in Wuhan, Hubei China. Jinpan International and Wuhan Jinpan Electric Co. Ltd jointly own 95% and 5%, respectively, of Hainan Jinpan, a sino-foreign cooperative joint venture registered in Haikou, Hainan China. Jinpan China and Hainan Jinpan jointly owns 95% and 5% respectively of Wuhan Jinpan, a domestically funded PRC limited liability company registered in Wuhan, Hubei China. Hainan Jinpan and Jinpan China jointly own 70% and 30% of Shanghai Jinpan, a domestically funded PRC limited liability company registered in Shanghai China. Hainan Jinpan also owns 100% of Jinpan Research and Development Company. The Company and its majority owned subsidiaries are hereinafter collectively referred to as the "Group."

The Company is a holding company and its common shares, par value US$0.0045 per share,[1] are referred to herein as the "Common Shares." Substantially all of the Group's operations are conducted in the People's Republic of China (the "PRC") and its principal market is in the PRC.

The term of Hainan Jinpan is 50 years, ending on September 3, 2047, and can be extended with the mutual consent of the joint venture parties, subject to the approval of the relevant PRC government authorities. The co-operative joint venture can be terminated upon the unanimous agreement of the Board of Directors of Hainan Jinpan. In the event that the term of Hainan Jinpan is not extended, the joint venture will be dissolved and liquidated pursuant to the provisions of applicable law and the joint venture agreement. In addition, Hainan Jinpan may be terminated prior to the expiration of the joint venture agreement upon the occurrence of certain events, including but not limited to, the inability of the entity to conduct its business due to financial losses or a breach of the joint venture agreement by one of the parties thereto.

Jinpan USA is primarily engaged the sale of cast resin transformers and wind energy products to customers in the US and worldwide.

Jinpan China is formed under the foreign funded limited liability company law of the PRC. The term of Jinpan China is 50 years, ending on January 11, 2057 and can be extended upon approval of the PRC government. Jinpan China can be dissolved upon the agreement of foreign investors due to financial losses or a natural disaster that causes Jinpan China to be unable to continue operations. Hainan Jinpan and

[1] As of December 31, 2009, the Company's par value was $0.009 per share. On February 6, 2010, the Company effected a two-for-one stock split, whereby the Company's par value changed to $0.0045 per share.

Jinpan China are primarily engaged in the design, manufacture and sale of cast resin transformers, switchgears, unit substations and wind energy products.

2. BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). This basis of accounting differs from that used in the statutory financial statements of Hainan Jinpan and Jinpan China, which were prepared in accordance with the accounting principles and relevant financial regulations applicable to foreign investment enterprises as established by the Ministry of Finance of China.

The reporting currency of the Group is Renminbi ("RMB"), the national currency of China. Solely for the convenience of the reader, the asset and liability accounts have been translated into United States dollars ("US$") using the People's Bank of China's rate of RMB 6.62 to US$1, the prevailing rate on December 31, 2010, and equity accounts were translated using historical rates. Income statement accounts were translated using the average exchange rate of RMB 6.72 to US$1 for the year 2010. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at this rate or any other.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, which are directly and indirectly wholly-owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Cash, Cash Equivalents and Restricted Cash

The Group considers all highly liquid investments with a maturity of three months or less to be cash equivalents. The Group maintains certain bank accounts in the PRC which are not protected by FDIC insurance or other insurance. There was approximately RMB 188 million held in non-US banks or financial institutions as of December 31, 2010. As of December 31, 2010, the Group held approximately RMB 1.0 million (US$ 157,430) cash in the United States none of which was in excess of FDIC insurance limits. At December 31, 2010, the Group had approximately RMB 7.2 million restricted cash related to products guaranty insurance.

(c) Trade Receivables

Trade receivables, which generally have 30 to 120 day terms, are recognized and carried at original invoice amounts less an allowance for doubtful accounts. Credit is offered to customers based on their payment history, financial capability, and credit rating. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. We evaluate specific accounts where we have information that certain customers are unable to meet their financial obligations. We also make judgments, based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer, the customers' current credit status and known market factors, to record a specific reserve for customers against their corresponding receivable amounts. These specific reserves are re-evaluated and adjusted as additional information affects the estimated amounts. We write off receivables against allowance for doubtful account when there is evidence that the likelihood of collection is not probable and it is deemed uncollectible.

(d) Notes Receivable

For accounts receivable in which payment is received in the form of short-term financial instruments, the Group classifies such accounts receivable as notes receivable. These short-term financial instruments generally mature, and thus are convertible into cash, in six months or less.

(e) Inventories

Inventories are priced at the lower of cost or market value. Market value represents the net realizable value for inventories. Cost is determined using the weighted average cost method.

We periodically review our inventory for excess inventory, obsolescence. We write down the value of ending inventory for obsolete and unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. These reviews require management to estimate future demand for our products and evaluate market conditions. Possible changes in these estimates could result in a write down of inventory. If actual market conditions are less favorable than those projected, additional inventory write-downs may be required. If actual market conditions are more favorable than projected, inventory previously written down may be sold, resulting in lower cost of sales and higher income from operations than expected in that period.

(f) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the asset. Estimated useful lives are as follows:

Buildings	10 - 20 years
Machinery and equipment	6 - 10 years
Motor vehicles	6 years
Furniture, fixtures and office equipment	5 years

Maintenance and repair costs of a routine nature are expensed as incurred. Expenditures for major renewals and improvements that extend the life of an asset are capitalized.

(g) Construction-in-Progress

Construction-in-progress is stated at cost which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction-in-progress until such time as the relevant assets are completed and put into use. Construction-in-progress at December 31, 2010 represents a manufacturing factory that was under construction but was not ready for occupancy at year end and machinery under installation. Interest related to construction-in-progress of nil, nil, and 0.2 million was capitalized for the years ended December 31, 2010, 2009, and 2008, respectively.

(h) Impairment of Long-lived Assets

For long-lived assets used in operations, the Group records impairment losses when events and circumstances indicate that these assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their respective carrying amounts. If less, the impairment losses are based on the excess of the carrying amounts of these assets over their respective fair values. Their fair values would then become the new cost basis. Fair value is determined by quoted market prices, if available. When quoted market prices are not available, the present value of the future estimated net cash flow is generally used. For assets held for sale, impairment losses are measured at the lower of the carrying amount or the fair value less costs to sell. For assets to be disposed of other

than by sale, impairment losses are measured at their carrying amount less salvage value, if any, at the time the assets cease to be used.

(i) Income Taxes

.

The Group uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that such benefits will more-likely-than-not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The National People's Congress, China's parliament, promulgated on March 16, 2007, set a unified corporate income tax rate of 25% applicable to both domestic and foreign funded companies. The new tax rate of 25% will take effect gradually. The applicable tax rate is 18% for calendar year 2008, 20% for 2009, 22% for 2010, 24% for 2011, and 25% for 2012. However, Hai nan Jinpan was recognized as a technically advanced enterprise at the end of 2008 and is entitled to a 15% tax rate for three years commencing from January 1, 2008. Jinpan China is not subject to income tax for 2008 and 2009. From 2010 to 2012, the income tax rate applicable to Jinpan China will be one half of the prevailing rate. Shanghai Jinpan is taxes at 1.25% of sales. (For more information on Jinpan China's effective tax rates, see Note 8. Deferred Tax Assets and Income Taxes.)

The Group classifies tax penalties and interest expense as income tax expense.

(j) Value Added Tax

All of the Group's products sold in the PRC are subject to Chinese VAT at a rate of 17% of the gross sales price. This VAT may be offset by VAT paid by the Group on raw materials and other materials included in the cost of producing its finished products. The VAT amounts paid and available for offset are maintained in VAT Tax payables.

(k) Goodwill

Under ASC 350, *Goodwill and Other intangible Assets*, goodwill is subject to an annual impairment test. If an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount, an interim impairment test is performed between annual tests. The impairment test includes a comparison of estimated discounted cash flows associated with the asset's carrying amount. If the fair value is less than the carrying amount of the asset, the second step of the impairment test is performed to measure the amount of impairment loss, if any. In the second step, the implied fair market value of goodwill is estimated and compared to the carrying amount. If the carrying amount of goodwill exceeds its implied fair market value, an impairment loss equal to this excess is recorded. The recorded loss cannot exceed the carrying amount of goodwill.

(l) Foreign Currency Translation

The reporting currency of the Group is the Renminbi. The functional currency of Hainan Jinpan and Jinpan China is Renminbi and the functional currency of the Company and Jinpan USA is the US dollar. Financial statements for these entities have been translated into Renminbi in accordance with ASC 830, *Foreign Currency Translation*. Asset and liability accounts are translated using the exchange rates in effect at the balance sheet date, and shareholders' equity accounts are translated at the historical exchange rate. Income statement and cash flows amounts are translated using the average exchange rate for the applicable year. The gains and losses resulting from the changes in exchange rates from year-to-year are reported in Accumulated Other Comprehensive Income (Loss). The effect on the

transaction gains and losses as reported on the Consolidated Statements of Income is insignificant for all years presented herein.

(m) Operating Leases

Leases, where substantially all the rewards and risks of ownership of assets remain with the leasing company, are accounted for as operating leases. Rentals applicable to such operating leases are reported on the Consolidated Statements of Income and determined using the straight-line basis over the applicable lease term. The Operating Lease Rental Expense incurred by the Group during the years ended December 31, 2010, 2009 and 2008 amounted to RMB 2.9 million, RMB 2.7 million and RMB 2.3 million, respectively.

(n) Revenue Recognition

Revenue is recognized when (1) persuasive evidence of an arrangement exists, (2) delivery occurs, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. For our products, there are no acceptance provisions, installation or other services required after the delivery. Revenue is recognized on the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer upon delivery, provided that the Company maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold.

(o) Non-Operating Income

For the Group's non-operating transactions, income is recognized as follows:

(i) interest income from bank deposits is recognized on a time proportionate basis using the principal outstanding and at the applicable interest rate; and

(ii) government grant income is recognized as a component of other income when the relevant approvals are received from the government and any grant terms are met. If management does not believe that sufficient objective and positive evidence exists to conclude that approval of the grant from government is probable, the receipt of the grant is not recognized as income.

(p) Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

(q) Earnings Per Common and Common Equivalent Share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. The number of ordinary equivalent shares is related to outstanding stock options and warrants and is calculated using the treasury stock method.

(r) Accumulated Other Comprehensive Income (Loss)

Unrealized gains or losses on the Group's available-for-sale securities and foreign currency translation adjustments are included in Accumulated Other Comprehensive Income (Loss). The balance of accumulated other comprehensive income at December 31, 2010 and 2009 was approximately RMB 3,3million and RMB 2,4 million respectively.

(s) Research and Development Costs

Research and development costs consist of expenditures incurred during the course of planned research and investigation to develop new products or processes, or significantly enhance existing products or production processes, and implement new methods of design, testing of product alternatives or construction of prototypes. The Group expenses all research and development costs as incurred. The research and development costs incurred by the Group during the years ended December 31, 2010, 2009 and 2008 were RMB 51.4 million, RMB 40.8 million and RMB 16.1 million, respectively.

(t) Advertising Expense

The cost of advertising is expensed as incurred. The Group incurred RMB 0.6million, RMB 3.0 million and RMB 0.5 million in advertising costs during 2010, 2009 and 2008, respectively.

(u) Shipping and Handling Expenses

The cost of shipping and handling is expensed as incurred and reported within Selling and Administration Expenses. The Group incurred RMB 24.7 million, RMB 20.5 million and RMB 24.1 million in shipping and handling costs during 2010, 2009 and 2008, respectively.

(v) Stock-based Compensation

We record stock-based compensation expense based upon the grant date fair value of share-based awards. The fair value of the award is recognized as expense ratably over the requisite service periods. We use the Black-Scholes option-pricing model, which incorporates various assumptions including volatility, expected life and interest rates to determine fair value.

.

(For more information on the valuation methods used for options and warrants, see note 19(g), and (h), Stock Option Activity, Option Valuation Assumptions and Warranty Valuation Assumptions, respectively.)

(w) Product Warranty

The Group provides a basic limited warranty, which covers parts and labor, for all products, for one year. The product warranty expense incurred in each year from 2008 through 2010 is not considered significant and the product warranty expense has not correlated with sales volume, thus, the Group recorded warranty expense as incurred. The Group incurred RMB 2.6 million, RMB 1.3 million, and RMB 1.8 million in product warranty expense during the years ended December 31, 2010, 2009 and 2008, respectively.

(x) New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06 *Fair Value Measurement and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.* This guidance provides for the following new required disclosures related to fair value measurements: 1) the amounts of and reasons for significant transfers in and out of level one and level two inputs and 2) separate presentation of purchases, sales, issuances, and settlements on a gross basis rather than as

one net number for level three reconciliations. The guidance also clarifies the existing disclosures as follows: 1) provide fair value measurement disclosures for each class of assets and liabilities and 2) provide disclosures about the valuation techniques and inputs used for both recurring and nonrecurring level two or level three inputs. The Company has adopted this standard, but it did not have a material effect on the Company's consolidated balance sheet or required financial statement disclosures

In April 2010, the FASB issued ASU 2010-13, *Compensation -Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades*. This update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial porting of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company's adoption of this ASU did not have a material impact on its consolidated financial statements.

In December 2010, the FASB issued Accounting Standard Update 2010-28, *Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts*. This ASU modified Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. For public entities, the amendments in the ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Company's adoption of this ASU is not expected to have a material impact on its consolidated financial statements.

In December 2010, the FASB issued Accounting Standard Update 2010-29, *Business Combinations* (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations. This ASU specifies that, if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 is effective prospectively for business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company's adoption of this ASU is expected to have impact on its consolidated financial statements disclosures for the year ended December 31, 2011.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable of the Group at December 31, 2010 and 2009 were as follows:

	2010 US$	2010 RMB (In thousands)	2009 RMB
Accounts receivable-trade	78,050	516,904	453,056
Less: Allowance for doubtful accounts	(2,392)	(15,842)	(14,947)
Account Receivable-Net	75,658	501,062	438,109
Movement of allowance for doubtful accounts			
Beginning at January 1	(2,256)	(14,947)	(12,632)
Reversal(provided) during the year	(261)	(1,725)	(2,868)
Less: Written off during the year	125	830	553
	(2,392)	(15,842)	(14,947)

5. INVENTORIES, NET

Inventories of the Group at December 31, 2010 and 2009 were as follows:

	2010 **US$**	**2010** **RMB** *(In thousands)*	**2009** **RMB**
Finished products	10,352	68,555	72,717
Products in process	5,094	33,736	1,003
Raw materials	14,908	98,730	104,309
	30,354	201,021	178,029
Less: provision for inventories	(822)	(5,443)	(3,136)
Inventories	29,532	195,578	174,893

	2010 **US$**	**2010** **RMB** *(In thousands)*	**2009** **RMB**
Movement of provision for inventories			
Balance as at January 1	(458)	(3,136)	(2,744)
Provided during the year	(364)	(2,307)	(392)
Less: Written off during the year	-	-	-
Balance as at December 31	(822)	(5,443)	(3,136)

6. LAND USE RIGHT

All lands in the PRC are state-owned and no private land ownership rights exist.

The Group has obtained land use right certificates for all its facilities except for a piece of land in Hainan which cost RMB 3.4 million. We amortize the land use right in Hainan and Shanghai on a straight line basis over 20 years which will expire from the year 2026 to 2030. We also amortize the land use right in Wuhan on a straight line basis over 50 years which will expire in the year 2057.

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment of the Group at December 31, 2010 and 2009 were as follows:

2010	**2010**	**2009**

	US$	RMB	RMB
		(In thousands)	
Buildings	21,211	140,472	125,203
Machinery and equipment	21,574	142,879	112,926
Motor vehicles	3,001	19,877	15,634
Furniture, fixtures and office equipment	3,134	20,754	16,774
	48,920	323,982	270,537
Less: accumulated depreciation	(16,782)	(111,143)	(88,144)
	32,138	212,839	182,393

The Group's buildings are located in the PRC and USA and the land on which the Group's buildings are situated in the PRC are State-owned. The property in the U.S. is owned by Jinpan Realty, LLP, a wholly owned subsidiary of Jinpan USA. The depreciation expense in 2010, 2009, and 2008 was RMB 24.5 million, RMB 25.5 million and RMB 11.7 million respectively. The depreciation was included both in cost of goods sold and selling and administrative expense.

8. NOTES PAYABLE

In 2010, Hainan Jinpan entered into material purchasing agreement with a supplier in China. The notes were payable to the supplier and were unsecured, short term and non-interest bearing. As of December 31, 2010 and 2009, the balance of the note payable was RMB 179.5 million and RMB 34.2 million respectively.

9. DEFERRED TAX ASSETS AND INCOME TAXES

The Company was incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, is not subject to tax on income or on capital gains.

Jinpan USA, a wholly-owned subsidiary of the Company, is incorporated in the State of New York. Jinpan USA is subject to federal tax and state tax of United States.

In accordance with the relevant PRC income tax laws , Hainan Jinpan's applicable tax rate is 18%, however, at the end of 2008, Hainan Jinpan was recognized as a technically advanced enterprise by the PRC government and was approved for a preferential tax rate of 15% for three years commencing from January 1, 2008.

Jinpan China is exempt from corporate income tax for 2008 and 2009, and from 2010 to 2012 will be subject to a 12.5% tax rate in accordance with PRC income tax law.

Shanghai Jinpan is taxed at deemed profit method for 2009 and 2010. The tax rate for deemed profit method is 1.25% of sales. Shanghai Jinpan will be subject to a corporate income tax rate of 25% in 2011.

Pretax income (loss) for the years ended December 31, 2010, 2009 and 2008 was taxed in the following jurisdictions with the exception of the British Virgin Islands, which is tax exempt:

	2010	2010	2009	2008
	US$	RMB	RMB	RMB
		(In thousands)		
British Virgin Islands	(1,510)	(10,157)	(13,288)	(12,759)
United States of America	251	1,685	5,865	19,238
The People's Republic of China	18,556	124,790	225,576	156,940
	17,297	116,318	218,153	163,419

Significant components of the provision for income taxes attributable to income before taxes are as follows:

	2010 US$	2010 RMB	2009 RMB	2008 RMB
		(In thousands)		
Current				
Non-US	(4,013)	(26,974)	(17,477)	(16,158)
US	(29)	(192)	(2,951)	(7,584)
Deferred				
US	-	-	-	-
Non-US	129	852	-	-
	(3,913)	(26,314)	(20,428)	(23,742)

Deferred Deferred tax assets and deferred tax liabilities of the Group at December 31, 2010 and 2009 were as follows:

	2010 US$	2010 RMB	2009 RMB
		(In thousands)	
Deferred tax assets-China			
Current			
Allowance for doubtful accounts	342	2,263	1,813
Inventory reserves	90	593	378
Deferred expenses	394	2,610	2,191
Non- Current			
Depreciation	32	215	208
Total deferred tax assets-China	858	5,681	2,399
Deferred tax assets-USA	-	-	-
Total deferred Tax assets	858	5,681	2,399
Deferred tax liabilities-China	-	-	-
Deferred tax liabilities-USA			
Current			
	-	-	-
Non-Current			
Depreciation	37	242	-
Total deferred tax liabilities	37	242	-
Net deferred tax assets	821	5,439	2,399

Based on available evidence, management believes it is more-likely-than-not that the net deferred tax assets will be fully realized. Accordingly, the Group did not provide a valuation allowance against its net deferred tax assets at December 31, 2010. At December 31, 2010, the Group does not have any net operating loss carryforward.

The reconciliation of income tax computed using the PRC statutory rate of 15% in 2008, 2009 and 2010 to actual income tax expense is as follows:

	2010 US$	2010 RMB	2009 RMB	2008 RMB
		(In thousands)		
Computed expected income tax	5,158	34,684	39,530	26,888
Impact of tax holiday of Jinpan China and Shanghai	(732)	(4,924)	(21,066)	(6,516)
Effect of difference between the PRC and USA tax rate	(72)	(483)	2,032	4,698
Others Tax credits	(441)	(2,964)	(68)	(1,328)
	3,913	26,314	20,428	23,742

Under ASC 740, the Group recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority., We evaluated the over all Company's tax positions and determined there were no material unrecognized tax benefits and there have been no material changes in unrecognized benefits since January 1, 2007.

10. BANK LOANS

Short-Term Bank loans comprised:	2010 US$	2010 RMB	2009 RMB
		(In thousands)	
Short-term bank loans	12,127	80,311	-
Letters of credit	-	-	-
Less: current portion	(12,127)	(80,311)	-
	-	-	-

Hainan Jinpan has a working capital credit facility from the Bank of China for RMB 130.0 million. As of December 31, 2010, there was no outstanding balance under this credit facility. This credit facility bears interest at the prime rate declared by the Bank of China. Our borrowings under this credit facility accrued interest at an average interest rate 5.81% per annum for the year ended December 31, 2010. This facility will expire in October 2011 and we intend to extend the facility for another year. For a description of restrictions on dividend payments, see Item 8.A. Dividend Policy. Upon default on any material terms, any outstanding balance would be immediately due and payable.

Hainan Jinpan has an unsecured letter of credit facility from Bank of Communication for RMB 90 million of which 40 million was included in a written agreement and RMB 50 million was an oral agreement. As of December 31, 2010, there was RMB 50 million outstanding under this credit facility. This credit facility bears interest at the benchmark rate set by the People's Bank of China.. This credit facility will expire in June 2011 and we are in the process of renewing this credit facility.

Hainan Jinpan has an unsecured letter of credit facility from the Bank of China for RMB 173 million. This credit facility bears interest at LIBOR plus a margin rate. As of December 31, 2010, there was no outstanding balance under this credit facility. This facility will expire in October 2011 and we intend to extend the facility for another year.

Hainan Jinpan has an oral agreement of working capital credit facility from the Industrial and Commercial Bank of China for RMB 132 million. This credit facility bears interest at the benchmark rate set by the People's Bank of China. As of December 31, 2010, there were no borrowings outstanding under this credit facility.

Shanghai Jinpan has an oral credit facility from Bank of Communication for RMB 160 million of which RMB100 million was working capital facility and RMB 60 million was letter of credit facility. As of December 31, 2010, there was RMB 30 million outstanding balance under this credit facility. This credit facility bears an interest rate that is 5% below benchmark rate set by People's Bank of China. Our borrowings under this credit facility accrued interest at an average interest rate of 5.28% per annum for the year ended December 31, 2010. This credit facility will expire in September 2011 .

Shanghai Jinpan has a oral credit facility from bank of China for RMB 80 million of which 50 million was working capital facility and RMB 30 million was letter of credit facility. This credit facility bears inerest according to the benchmark rate set by bank of China. As of December 31, 2010, there is no outstanding balance under this credit facility.

Jinpan Realty has a long term mortgage bank loan of US$1.7 million from Enterprise Bank in USA for purchasing the land and building, which constitute our U.S. offices, in 2009. The loan was secured by the property. The interest rate is fixed at 6% for first 5 years. Thereafter, the rate shall be reset at the then current five year U.S. treasury rate plus 2% for the remainder term of the loan. The term of the loan is 20 years. There was approximately RMB 10.6 million (US$ 1.6 million) outstanding as of December 31, 2010. The table below reflects the principal balance due for the next five years.

Year	2011	2012	2013	2014	2015	thereafter
Principal Due in RMB	311,414	329,115	351,485	373,473	396,837	8,811,969

11. GOVERNMENT GRANTS

Since 1998, Hainan Jinpan received grants in advance from the local Chinese government based on its past business performance and its investment in advance technologies which has to be pre-approved by the government. Government grants are recorded as deferred grant revenue until the terms of the grants are met and final approval from the government is obtained. Once these conditions are satisfied grant revenue is recognized in other income. The Group recognized income of RMB 13.1 million, RMB 3.0 million and RMB 7.3 million respectively in 2010, 2009 and 2008, respectively.

12. DISTRIBUTION OF INCOME

According to PRC accounting rules and regulation, the Group's China subsidiaries are required to maintain reserves which include a statutory reserve fund, an enterprise expansion fund and staff welfare and bonus fund based on 10% of its net income as reported in the statutory accounts prepared in accordance with GAAP. The maximum amount of the aggregate of these reserves is 50% of its registered capital. The Group and its subsidiaries in China made reserve RMB 37.6 million, nil million and nil million for the years ended December 31, 2010, 2009 and 2008. The remaining reserve to fulfill the 50% capital requirement is approximately RMB 223.7 million at December 31, 2010.

The statutory reserve fund, enterprise expansion fund and staff welfare and bonus fund represent appropriations made at the sole discretion of the Company's board of directors. The statutory reserve fund and enterprise expansion fund are used for future expansion. The staff welfare and bonus fund is used for the collective welfare of the staff and workers of Hainan Jinpan. During the years ended December 31, 2010, 2009 and 2008, the directors of the Group's China subsidiaries approved the following appropriations to reserves.

	2010	2010	2009	2008
(In thousand)	US$	RMB	RMB	RMB

Statutory reserve fund	5,604	37,656	-	-
	-	-		
Enterprise expansion fund	-	-	-	-
Staff welfare and bonus fund	-	-	-	-
Dividends	-	-	-	-
	5,604	37,656	-	-

The Company declared a cash dividend of US$0.14 per common share on January 29, 2010, which was paid in 2 installments, first on February 25, 2010 and then on July 20, 2010. The Company also declared cash dividend of US$0.12 per Common Share in 2009 and 2008. These cash dividends declared reflect the effect of 2-for-1 stock split effected in February 2010.

13. COMMITMENTS AND CONTINGENT LIABILITIES

(1) *Operating lease commitments*

The Group leases certain buildings and apartments under non-cancelable lease arrangements. These operating leases expire in various years through 2022. Total lease expense for the year 2010 is RMB 2.9 million. These leases may be renewed for periods ranging from one to two years.

Future minimum payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2010:

	(In thousands)	
	US$	RMB
2011	115	776
2012	60	403
2013	58	390
2014	53	358
2015	53	358
2016 after	385	2,587
Total minimum lease payments	724	4,872

(2) *Capital commitments*

As of December 31, 2010, the Group has commitments of RMB 6.3 million for the purchase of new machinery.

(3) *Employment contracts*

The Group's employees in the PRC include engineers, technicians, management administrative personnel, marketing and sales personnel, and factory personnel while employees in U.S. include management, administration and marketing personnel. All of the employees except U.S. employees are contract employees and have entered into renewable employment contracts with the Group's applicable entities. Terms of the employment agreements with management, engineers, sales persons and technicians range from two to five years and terms of the employment agreements with support personnel range from six months to one year.

Future minimum payments to employees under employment contracts consisted of the following at December 31, 2010:

	US$	RMB
	(In thousands)	
2011	3,525	23,346
2012	3,101	20,537
2013	2,075	13,740

2014	897	5,941
2015 after	7,068	46,812
Total minimum employment contract payments	16,666	110,376

(4) Licensee agreement

The Group is engaged in a licensee agreement with a third party that designs certain line reactors. This agreement provides us the exclusive right to manufacture, assemble, sell, and maintain the licensed products. Licensee expense was RMB 0.5 million, RMB 3.4 million and RMB 2.3 million for the years ended December 31, 2010, 2009, and 2008, respectively.

14. FINANCIAL INSTRUMENTS

Cash and cash equivalents

The carrying amount reported on the Consolidated Balance Sheets for cash and cash equivalents approximates their fair value because of the short maturity of those instruments.

Investments, accounts receivable, notes receivable, other receivables, advance from customers and bank loans

The carrying value, as reported on the Consolidated Balance Sheets, of accounts receivable, notes receivable, other receivables, advance from customers, accruals, and bank loans approximate their market values based on their short-term maturities, or their fair values.

15. CONCENTRATION OF RISK

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and short-term investments.

The Group maintains cash and cash equivalents with the Bank of China, Industrial and Commercial Bank of China, China Construction Bank and Nan-Yang Commercial Bank in the PRC and Citibank, N.A. in the U.S.

Concentrations of credit risk with respect to accounts receivable are minimal because the Group has many different customers. The Group also performs ongoing credit evaluations of its customers' financial conditions and, as a result, does not require collateral for Accounts Receivable.

During 2010, the Group was dependent on two major suppliers Momentive (Hexion /Bakelite AG) and Speed Fair (Xiamen) Co., Ltd. for cast resin, which accounted for 0.82% (2.41% in 2009) and 0.89% (3.26% in 2009) of total purchases, respectively. Additionally, the Group was dependent on three major suppliers: Wuhan Steel Processing Co., Ltd., Thyssenkrupp Electrical Steel GmbH, and AK Steel Corporation for silicon steel, which accounted for 18.27% (2009: 31.5%), 18.53% (2009: 5.09%) and 0.14% (2009: 1.33%) of total purchases, respectively. The Group is also dependent on Hainan Xinlong Copper Co. Ltd., MKM Mansfelder Kupfer and Shanghai Congxin Electric Co. Ltd. for copper and aluminum, which accounted for 5.09% (2009: 3.18%) and 0.33% (2009: 0.4%) and 7.5% (2009: 9.97%) of total purchases, respectively.

A significant portion of our sales revenues is concentrated on one OEM, which is our largest customer. Sales to our largest customer accounted for 9.1%, 17.7% and 18.4% for years 2010, 2009 and 2008, respectively.

16. PENSION AND OTHER POST RETIREMENT BENEFITS

In the beginning of 2006, Jinpan USA set up a Simple IRA plan for its employees. The amounts employees contribute are tax deferred. Jinpan USA, has not made any contributions since 2006.

Hainan Jinpan , Jinpan China and Shanghai Jinpan have a defined contribution retirement plan for their employees. As required by PRC laws and organized by local government, Hainan Jinpan and Jinpan China make certain statutory contributions to the plan. All permanent employees are entitled to an annual pension that is equal to a fixed proportion of their final annual salary at their retirement date. Hainan Jinpan and Jinpan China and its employees are required to make contributions to the retirement plan at rates of 20% and 8% of each employee's annual salary, respectively. Payment is made, on a monthly basis, to a PRC insurance company organized by the PRC government, which is responsible for the payments of pension benefits to retired employees. Hainan Jinpan and Jinpan China have no obligations for the pension benefits beyond the annual contributions as described above. The pension costs recognized by Hainan Jinpan Jinpan China and Shanghai Jinpan during the years ended December 31, 2010, 2009 and 2008 amounted to RMB 5.7 million, RMB 3.5 million and RMB 2.9 million, respectively.

17. OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

We operate in one reportable segment, electrical distribution equipment based on aggregation criteria: (1) We manufacture and sell power control and distribution equipment, including cast resin transformers, substation, reactors, and switchgears. While each type of product has a different function, all are used to control and to distribute electric power. (2) While the manufacturing techniques and equipment may vary among product types, we apply the similar production process, quality, and cost monitoring and control systems throughout our manufacturing facilities. (3) Our customer base is not differentiated by the type of products. Our customers base comprise of resellers or end users of power control and distribution equipment, including OEMs, utilities, municipal governments, industrial companies, and commercial and residential developers. Customers often procure one or more types of products we offer depending on their requirements. (4) Presently, we use the same sales team and similar distribution channels for all of our products, because the customer base for our products are the same.

. Thus, we report one operating segment based on aggregation critera. We sell our products in the People's Republic of China, the United States, and Europe.

Geographic area data

	Year ended December 31,			
	2010	2010	2009	2008
	US$	RMB	RMB	RMB
		(In thousands)		
Revenues from external customers:				
United States	7,165	48,183	67,679	60,622
Europe	4,254	28,607	94,241	77,550
PRC	132,388	890,284	922,383	948,703
	143,807	967,074	1,084,303	1,086,875
Property, Plant, and Equipment by area:				
United States	2,619	17,342	17,303	433
PRC	29,519	195,497	165,090	131,869
	32,138	212,839	182,393	132,302
Net Assets				
United States	52,628	348,534	295,640	304,078
PRC	98,865	654,760	632,414	427,204
	151,493	1,003,294	928,054	731,282

18 EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

On January 26, 2010, the Company declared a two-for one stock split to the shareholders of record as of February 5, 2010. Accordingly, all outstanding shares and per share data in all period presented have been restated to reflect the stock split.

Basic earnings per share for the years ended December 31, 2010, 2009 and 2008 was computed by dividing net income of RMB 90.0 million, RMB 197.7 million and RMB 139.7 million by the weighted average number of 16,159,893, 16,028,152 and 15,970,160 common shares outstanding, respectively.

Diluted earnings per share for the years ended December 31, 2010, 2009 and 2008 was computed by dividing net income of RMB 90.0 million, RMB 197.7 million and RMB 139.7 million by the weighted average number of 16,457,462, 16,269,440 and 16,261,196 common shares outstanding, respectively. The weighted average number of shares includes potentially dilutive common shares, which reflect the dilutive effect of stock options, preferred shares and warrants. Reconciliation of the denominator is as follows:

		2010	2009	2008
Denominator for basic earnings per share weighted average shares	–	16,159,893	16,028,152	15,970,160
Effect of dilutive securities:				
Convertible preferred stock			-	6,088
Exercisable stock options		246,770	216,026	251,020
Convertible warrants		50,799	25,262	33,928
Denominator for diluted earnings per share adjusted weighted average shares and assumed conversions	–	16,457,462	16,269,440	16,261,196

19. EQUITY

As of December 31, 2009, 424,940 common shares have been repurchased at an aggregate cost of US$0.8 million, approximately RMB 6.8 million. The Company did not purchase any of its stock in the open market during 2010 and 2009.

The Company issued 4,000, 141,634 and nil shares respectively in 2010, 2009 and 2008 from its treasury shares to the employees who exercised their stock options.

The Company's convertible preferred stock ("preferred stock") is convertible at any time into common shares at the rate of 1-to-1 and each share of preferred stock entitles its holder to the same number of votes as a Common Share. In the event of the Company's liquidation, dissolution or winding up, the holders of preferred stock are entitled to a preference over the holders of common shares in the distribution of assets in an amount equal to the sum of: (i) US$2.188 per share, and (ii) an amount equal to declared but unpaid dividends on each such share.

(a) 1997 Stock Option Plan

A total of 1,000,000 common shares have been reserved for issuance under the Company's 1997 Stock Option Plan. The 1997 Stock Option Plan provides for options to employees, officers, directors and consultants of the Group. The 1997 Stock Option Plan, which was established in October 1997, is administered by the board of directors or a committee appointed by the board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option's exercisability. The exercise price of all options granted under the 1997 Stock Option Plan must be at least equal to the fair market value of each share on the date of grant. The vesting period is determined in each stock option agreement. Options shall be fully vested and become exercisable at the date vested. The maximum term of options granted under the 1997 Stock Option Plan is 10 years. We used the intrinsic value method under APB 25 and recognized no expense for options granted under this plan.

(b) Stock option transactions under 1997 stock option plan

No options were exercised by employees during 2008. No options were exercised by directors during 2008 and 2009. During 2009 certain employees exercised stock options to purchase an aggregate of 78,000 shares of the Company's common stock. The Company received US$138,450 from these exercises. No options were exercised under this plan during 2010.

(c) 2006 Stock Option Plan

In October 2006, the Company adopted the 2006 Stock Option Plan, under which 600,000 common shares have been reserved for issuance. The 2006 Stock Option Plan provides for options to employees, officers, directors and consultants of the Group. The 2006 Stock Option Plan is administered by the board of directors or a committee appointed by the board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option's exercisability. The exercise price of all options granted under the 2006 Stock Option Plan must be at least equal to the fair market value of a Common Share on the date of grant. Options shall be fully vested and become exercisable on the date of vesting. The vesting period is determined in each stock option agreement. The maximum term of options granted under the 2006 Stock Option Plan is 10 years. We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option pricing model.

(d) Stock Option Transactions Under the 2006 Stock Option Plan

In March, 2007, the Group entered into stock option agreements with certain of its directors and employees, to purchase an aggregate of 54,500 common shares. Options granted are exercisable at the price of US$9.03 per share and expire 5 years from the dated granted. The options are not transferable other than upon death and are exercisable from the date granted.

During 2009, certain current and previous employees exercised stock options to purchase 62,334 common shares. The Company received US$ 228,788 from these exercises.

In March 2008, the Company issued options to purchase 111,000 common shares. These options are exercisable at a price of US$11.65 per share and expire 5 years from the date of grant. The options are subject to termination of employment and are not transferable other than upon death. The vesting dates range from the date of grant to January 1, 2011.

During 2009, certain employees exercised their options to purchase 37,300 common shares. The Company received US$ 434,545 from these exercises.

In April 2008, the Company issued options to purchase 21,500 common shares. Options granted are exercisable at the price of US$15.28 per share and expire 5 years from the date of grant. The options are subject to termination of employment and are not transferable other than upon death. The options vested on January 1, 2009.

In December 2009, one employee exercised an option to purchase 4,000 common shares. The Company received US$61,140 from this exercise.

In February 2009, the Company issued stock options to purchase 207,200 common shares. Options granted are exercisable at a price of US$7.68 per share and expire 5 years from the date of grant. The options are subject to termination of employment and are not transferable other than upon death. There

were 74,000 shares vested on January 1, 2010 and, additionally, 133,200 shares vested on February 5, 2012.

In December 2010, a director exercised a stock option to purchase 4,000 common shares. The Company received US$30,720 from this exercise.

In March, 2011, the Company issued stock options to purchase 44,000 common shares. Options granted are exercisable at the price of US$ 10.83 per share and expire 5 years from the date of grant.

(e) Warrants

In March, 2007, the Company issued warrants to purchase 200,000 common shares in connection with a private placement. This warrant is exercisable at a price of US$11.65 per share and expires on March 15, 2012.
We measure the fair value of each warrant at the date of granting using the Black-Scholes option-pricing model. The Black-Scholes option pricing model was developed to estimate the fair value of traded warrants, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return.

The fair value of the warrants, issued in March 2007, in the amount of RMB 6.2 million, was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2007: risk-free interest rate was 4.47%, an expected dividend yield of 1.03%, the volatility factor of the expected market price of the common shares was 66.14%, and a weighted average contractual life of the warrants of 5 years.

(f) Common Shares Reserved for Options, Warrants and Preferred Stock.

	December 31, 2010	December 31, 2009
Warrants	200,000	200,000
Stock options	454,566	458,566
Preferred stock		-
Total	654,566	658,566

(g) Stock Option Valuation

We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return. The weighted-average exercise price for options outstanding as of December 31, 2010 was US$7.02. The weighted-average remaining contractual life of those options is 2.83 years.

The following assumptions were used for calculating fair value of stock options:

	December 31, 2010	December 31, 2009	December 31 2008
Risk -free interest rate	1.62% to 1.99%	1.37% to 1.62%	1.99% to 2.18%
Average expected term (years)	3	3	3
Dividend yield	1.62%	1.62%	0.96%
Expected volatility	60.64% to	68.65% to 75.6%	60.62% to

68.65%	60.64%

The Company's calculation of expected volatility for the year ended December 31, 2010 was based on the historical volatility of the Company's stock price. We have adopted the guidance of ASC 718-10-S99-1 for purposes of determining the expected term for stock options. Due to limited historical data to rely upon, we use the "simplified" method in developing an estimate of expected term for stock options per ASC 718-10-S99-1. The interest rate is based on the U.S. Treasury yields in effect at the time of grant. While we believe that these assumptions are reasonable, actual experience may differ materially from these assumptions.

(h) Option Award Activity

A summary of the Company's stock option activities, and related information for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010		2009		2008	
	Options	Weighted average exercise price US$	Options	Weighted average exercise price US$	Options	Weighted average exercise price US$
Outstanding at beginning of year	458,566	7.03	433,000	5.93	302,500	3.17
Granted	-	-	207,200	7.68	132,500	12.24
Exercised	(4,000)	7.68	(181,634)	4.21	(2,000)	1.77
Cancelled	-				-	-
Forfeited	-				-	-
Outstanding at the end of year	454,566	7.02	458,566	7.03	433,000	5.93
Exercisable at the year end	311,166	6.82	216,266	5.69	319,500	3.67
Weighted average grant-date fair value of options granted during the year	-		US$7.68		US$12.24	

A summary of the status of the Company's nonvested shares for the years ended December 31, 2010, 2009, 2008 are as follows

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value (US$)
Nonvested at January 1, 2008	-	
Granted	132,500	12.24
Vested	(19,000)	11.65
Forfeited	-	-
Nonvested at December 31, 2008	113,500	12.34
Granted	207,200	7.68
Vested	(78,400)	12.65
Forfeited	-	-

Nonvested at December 31, 2009	242,300	8.23
Granted	-	-
Vested	(98,900)	10.87
Forfeited	-	-
Nonvested at December 31, 2010	143,400	US$7.96

The Company recognized approximately RMB 1.4 million, RMB 6.2 million and RMB 0.7 million of compensation cost for the years ended December 31, 2010, 2009 and 2008, respectively. No income tax benefit was recognized for the years ended December 31, 2010, 2009 and 2008. The total intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008 was RMB 75,000, RMB 14.9 million and RMB nil respectively. The total intrinsic value of options outstanding during the year ended December 31, 2010 was RMB 10.0 million. There were 4,000 shares of options exercised during the year 2010. The total fair value of shares vested during the years ended December 31, 2010, 2009 and 2008 were approximately RMB 5.7 million, RMB 6.4 million and RMB 1.5 million respectively. Total compensation cost related to nonvested stock options that are not recognized at the end of December 31, 2010 and will be recognized in future years is RMB 1.6 million. The weighted average period of nonvested stock options that is expected to be recognized is 2 years.

The following table summarizes information with respect to options outstanding at December 31, 2010:

	Options	Outstanding
		Weighted Average
Exercise	Number	Remaining
Price	Outstanding	Contractual Life (in years)
US$ 1.77	92,000	2.73
US$ 3.67	36,000	3.04
US$ 9.03	32,166	1.19
US$11.65	73,700	2.3
US$15.28	17,500	2.3
US$7.68	203,200	3.1
	454,566	2.83

20. SUBSEQUENT EVENT

a) Cash Dividend

On January 29, 2011, the Company declared a cash dividend of US$0.14 per common share for the year 2010. The Company made the first distribution of US$0.07 per share on February 10, 2011, to shareholders of record on January 26, 2011. The second distribution will be made during the second half of the year.

b) Acquisition of Guilin Jun Tai Fu

In April of 2011, the Company completed acquisition of Guilin Jun Tai Fu Construction and Development Co. Ltd. ("Guilin JTF") for RMB 15 million (US$ 2.3 million) and assumed debt of RMB 44.2 million (US$ 6.7 million) as a result of the acquisition. Guilin JTF's primary asset is a lot of thirty-eight (38) acres of land in Guilin, Guangxi zoned for industrial development. Guilin JTF is in the process of acquiring an adjacent lot of forty-four (44) acres. Our acquisition of Guilin JTF is part of our plan to build a large scale manufacturing and R&D facility in the city of Guilin, Guangxi province.

c) Acquisition 10% equity of Hainan Jinpan

In April 2011, Wuhan Jinpan acquired an additional 10% of the equity from Hainan Jinpan for RMB 80 million(US$ 12 million).

The Company has performed an evaluation of subsequent events through the date these consolidated financial statements were issued to determine whether the circumstances warranted recognition and disclosure of those events or transactions in the consolidated financial statements as of December 31, 2010.

21 QUARTERLY FINANCIAL DATA (Unaudited)

Summarized quarterly financial data for 2010 and 2009 is as follows:

	Quarter			
Fiscal 2010	**First**	**Second**	**Third**	**Fourth**
RMB				
Sales	133,671,958	249,751,284	298,620,667	285,030,007
Gross profit	48,806,661	108,883,571	107,038,886	110,753,633
Net income from continuing operations	7,814,318	13,654,774	29,303,304	39,231,711
Net income from discontinued operations				
Net income	7,814,318	13,654,774	29,303,304	39,231,711
Earnings per share - Basic	0.48	0.85	1.81	2.42
Earnings per share - Diluted	0.47	0.82	1.79	2.38

	Quarter			
Fiscal 2009	**First**	**Second**	**Third**	**Fourth**
RMB				
Sales	221,135,274	279,185,232	299,586,510	284,396,047
Gross profit	79,989,507	129,993,215	130,934,447	117,568,790
Net income from continuing operations	31,943,839	59,305,372	63,873,852	42,601,582
Net income from discontinued operations		-	-	-
Net income	31,943,839	59,305,372	63,873,852	42,601,582
Earnings per share - Basic	2.00	3.70	3.98	2.65
Earnings per share - Diluted	1.99	3.66	3.88	2.62

For more information:

Jinpan International Limited
4-1 No. 100 Nanhai Ave.
Jinpan Development Area
Haikou Hainan, 570216 P.R.C.
Tel: (86) 898 6681-1301
Fax: (86) 898 668102519

Jinpan International USA Limited
390 Veterans Boulevard
Carlstadt, NJ 07072
Tel: (201) 460-8778
Fax: (201) 460-8775

Ticket Symbol: JST
jst@jstusa.net
htttp://www.jstusa.net

JST

IMPORTANT ANNUAL MEETING INFORMATION

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01 - Li Zhiyuan	☐	☐	02 - Ling Xiangsheng	☐	☐	03 - Stephan R. Clark	☐	☐
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01D7SC

2011 Annual Meeting of Shareholders
of
Jinpan International Limited

Thursday, September 29, 2011, 10:30 a.m. Beijing Time
No. 168 Nanhai Avenue (Building No. 7)
Haikou Free Trade Zone
Haikou, Hainan 570216
People's Republic of China

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Jinpan International Limited

Notice of 2011 Annual Meeting of Shareholders

No. 168 Nanhai Avenue (Building No. 7)
Haikou Free Trade Zone
Haikou, Hainan 570216
People's Republic of China

Proxy Solicited by Board of Directors for Annual Meeting — Thursday, September 29, 2011

Li Zhiyuan and Jing Yuqing, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of Jinpan International Limited to be held on Thursday, September 29, 2011 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR the election of the nominees for the Board of Directors listed on the reverse side and FOR Proposal 2.

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A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.

1. Election of Directors:

	For	Withhold		For	Withhold		For	Withhold
01 - Li Zhiyuan	☐	☐	02 - Ling Xiangsheng	☐	☐	03 - Stephan R. Clark	☐	☐
04 - Donald S. Burris	☐	☐	05 - Dr. Li-Wen Zhang	☐	☐	06 - Dr. Cai Xu	☐	☐

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01D7TB

2011 Annual Meeting of Shareholders
of
Jinpan International Limited

Thursday, September 29, 2011, 10:30 a.m. Beijing Time
No. 168 Nanhai Avenue (Building No. 7)
Haikou Free Trade Zone
Haikou, Hainan 570216
People's Republic of China

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Jinpan International Limited

Notice of 2011 Annual Meeting of Shareholders

No. 168 Nanhai Avenue (Building No. 7)
Haikou Free Trade Zone
Haikou, Hainan 570216
People's Republic of China

Proxy Solicited by Board of Directors for Annual Meeting — Thursday, September 29, 2011

Li Zhiyuan and Jing Yuqing, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of Jinpan International Limited to be held on Thursday, September 29, 2011 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR the election of the nominees for the Board of Directors listed on the reverse side and FOR Proposal 2.

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